Exhibit 99.1

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

ATTACHMENT: INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

WOORI BANK

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Woori Bank:

Report on the Consolidated Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Woori Bank and subsidiaries (the “Group”). The financial statements consist of the consolidated statement of financial position as of September 30, 2016, the related consolidated statements of comprehensive income for the three and nine months ended September 30, 2016 and 2015, the related consolidated statements of changes in equity and cash flows for the nine months ended September 30, 2016 and 2015, respectively, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

The Group’s management is responsible for the preparation and fair presentation of accompanying consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Independent Accountants’ Responsibility

Our responsibility is to express a conclusion on the accompanying consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements of the Group are not presented fairly, in all material respects, in accordance with K-IFRS 1034, Interim Financial Reporting.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”),

its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/kr/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Others

We audited the consolidated statement of financial position as of December 31, 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2015 (not presented in the accompanying consolidated interim financial statements, all expressed in Korean Won), in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion in our independent auditors’ report dated on March 4, 2016. The consolidated statement of financial position as of December 31, 2015 presented as a comparative purpose in the accompanying financial statements does not differ, in all material respects, from the audited consolidated statement of financial position as of December 31, 2015.

November 14, 2016

Notice to Readers

This report is effective as of November 14, 2016, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the consolidated interim financial statements and may result in modifications to the accountants’ review report.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by and are the responsibility of the management of the Group.

Kwang Goo Lee

Chairman and Chief Executive Officer

Main Office Address:	(Road Name Address) 51 Sogong-ro, Jung-gu, Seoul
(Phone Number) 02-2002-3000

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

	September 30, 2016	December 31, 2015
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	8,281,510	6,644,055
Financial assets at fair value through profit or loss (Notes 4,7,11,12,18 and 26)	5,717,809	5,132,657
Available-for-sale financial assets (Notes 4,8,11,12 and 18)	19,495,352	17,170,592
Held-to-maturity financial assets (Notes 4,9,11,12 and 18)	13,853,700	13,621,640
Loans and receivables (Notes 4,10,11,12,18,44 and 45)	261,188,233	244,842,062
Investments in joint ventures and associates (Note 13)	419,532	643,861
Investment properties (Note 14)	368,063	351,496
Premises and equipment (Notes 15 and 18)	2,437,926	2,471,206
Intangible assets and goodwill (Note 16)	418,543	419,806
Assets held for sale (Note 17)	14,445	17,904
Current tax assets (Note 42)	5,484	6,782
Deferred tax assets (Note 42)	145,363	210,597
Derivative assets (Notes 4,11,12 and 26)	273,499	183,128
Other assets (Notes 19 and 45)	212,405	143,286

Total assets	312,831,864	291,859,072

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4,11,12,20 and 26)	3,725,749	3,460,561
Deposits due to customers (Notes 4,11,21 and 45)	220,465,585	209,141,826
Borrowings (Notes 4,11,12 and 22)	17,220,127	20,033,917
Debentures (Notes 4,11 and 22)	23,193,170	21,898,859
Provisions (Notes 23 and 44)	420,844	516,601
Net defined benefit liability (Note 24)	70,092	99,691
Current tax liabilities (Note 42)	47,743	108,943
Deferred tax liabilities (Note 42)	20,110	19,379
Derivative liabilities (Notes 4,11,12 and 26)	25,175	—
Other financial liabilities (Notes 4,11,12 and 25)	26,725,880	16,964,206
Other liabilities (Notes 25 and 45)	327,632	305,174

Total liabilities	292,242,107	272,549,157

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015 (CONTINUED)

	September 30, 2016	December 31, 2015
	(Korean Won in millions)
EQUITY
Owners’ equity:	20,458,072	19,188,472
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,883,907	3,334,002
Capital surplus (Note 28)	294,260	294,259
Other equity (Note 30)	(1,615,701)	(1,547,303)
Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of September 30, 2016 and December 31, 2015 is 2,255,252 million Won and 1,756,142 million Won, respectively)
(Regulatory reserve(reversal) for credit loss to be reserved as of September 30, 2016 and December 31, 2015 is (480) million Won and 499,110 million Won, respectively)
(Planned provision(reversal) of regulatory reserve for credit loss as of September 30, 2016 and December 31, 2015 is (480) million Won and 499,110 million Won, respectively)	14,514,214	13,726,122
Non-controlling interests	131,685	121,443

Total equity	20,589,757	19,309,915

Total liabilities and equity	312,831,864	291,859,072

See accompanying notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
	(Korean Won in millions, except per share data)
Interest income	2,108,925	6,402,487	2,157,772	6,540,249
Interest expense	852,483	2,657,287	957,584	3,022,569

Net interest income (Notes 34 and 45)	1,256,442	3,745,200	1,200,188	3,517,680
Fees and commissions income	482,002	1,388,832	444,513	1,299,745
Fees and commissions expense	240,495	679,319	197,820	554,594

Net fees and commissions income (Notes 35 and 45)	241,507	709,513	246,693	745,151
Dividend Income (Note 36)	16,881	137,280	28,161	90,973
Net gain (loss) on financial instruments at fair value through profit or loss (Note 37)	(102,362)	(43,766)	121,607	151,641
Net gain (loss) on available-for-sale financial assets (Note 38)	3,889	32,772	(19,891)	(44,646)
Impairment losses on credit loss (Notes 39 and 45)	(240,099)	(670,843)	(234,634)	(925,691)
General and administrative expenses (Note 40 and 45)	(767,230)	(2,411,782)	(749,943)	(2,285,654)
Other net operating income (expenses) (Notes 40 and 45)	31,090	(109,153)	(196,100)	(280,881)

Operating income	440,118	1,389,221	396,081	968,573
Share of losses of joint ventures and associates (Note 13)	(6,375)	(18,019)	(6,084)	(60,311)
Other net non-operating income (loss)	14,532	(11,806)	12,306	181,615

Non-operating income (loss) (Note 41)	8,157	(29,825)	6,222	121,304
Net income before income tax expense	448,275	1,359,396	402,303	1,089,877
Income tax expense (Note 42)	88,883	242,217	77,228	235,983

Net income
(Net income after the provision of regulatory reserve for credit loss for the three months ended September 30, 2016 and 2015 are 372,698 million Won and 47,030 million Won, respectively , and net income after the provision of regulatory reserve for credit loss for the nine months ended September 30, 2016 and 2015 are 1,117,659 million Won and 451,087 million Won, respectively) (Note 32)	359,392	1,117,179	325,075	853,894

Remeasurement of the net defined benefit liability	(8,121)	(52,788)	(25,141)	(52,029)

Items that will not be reclassified to profit or loss	(8,121)	(52,788)	(25,141)	(52,029)
Gain (loss) on available-for-sale financial assets	(27,945)	52,278	22,800	66,911
Share of other comprehensive gain (loss) of joint ventures and associates	(2,732)	(2,965)	3,660	5,325
Gain (loss) on foreign currency translation for foreign operations	(72,392)	(75,041)	39,554	41,293
Gain on valuation of cashflow hedge	—	10,371	—	—

Items that may be reclassified to net income	(103,069)	(15,357)	66,014	113,529
Other comprehensive income (loss), net of tax	(111,190)	(68,145)	40,873	61,500

Total comprehensive income	248,202	1,049,034	365,948	915,394

Net income attributable to:
Net income attributable to owners	355,649	1,105,915	323,293	840,150
Net income attributable to non-controlling interests	3,743	11,264	1,782	13,744
Total comprehensive income attributable to:
Comprehensive income attributable to owners	248,848	1,037,516	367,362	909,901
Comprehensive income (loss) attributable to non-controlling interests	(646)	11,518	(1,414)	5,493
Basic and diluted earnings per share (In Korean Won) (Note 43)	455	1,421	402	1,048

See accompanying notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2015	3,381,392	2,538,823	291,066	(2,393,138)	14,165,358	17,983,501	109,924	18,093,425
Net income	—	—	—	—	840,150	840,150	13,744	853,894
Dividends	—	—	—	—	(504,952)	(504,952)	(814)	(505,766)
Disposal of investments in consolidated subsidiaries	—	—	3,193	—	—	3,193	605	3,798
Gain (loss) on valuation of available-for-sale financial assets	—	—	—	68,216	—	68,216	(1,305)	66,911
Changes in equity of joint ventures and associates	—	—	—	5,325	—	5,325	—	5,325
Gain (loss) on foreign currencies translation of foreign operations	—	—	—	48,236	—	48,236	(6,943)	41,293
Remeasurement of the net defined benefit liability	—	—	—	(52,026)	—	(52,026)	(3)	(52,029)
Dividends on hybrid securities	—	—	—	—	(134,517)	(134,517)	—	(134,517)
Issuance of hybrid securities	—	795,179	—	—	—	795,179	—	795,179
Appreciation of merger losses	—	—	—	806,640	(806,640)	—	—	—
Other	—	—	—	—	—	—	55	55

September 30, 2015	3,3381,392	3,334,002	294,259	(1,516,747)	13,559,399	19,052,305	115,263	19,167,568

January 1, 2016	3,381,392	3,334,002	294,259	(1,547,303)	13,726,122	19,188,472	121,443	19,309,915
Net income	—	—	—	—	1,105,915	1,105,915	11,264	1,117,179
Dividends	—	—	—	—	(168,317)	(168,317)	(1,275)	(169,592)
Disposal of investments in consolidated subsidiaries	—	—	1	—	—	1	—	1
Gain on valuation of available-for-sale financial assets	—	—	—	51,654	—	51,654	624	52,278
Changes in equity of joint ventures and associates	—	—	—	(2,965)	—	(2,965)	—	(2,965)
Loss on foreign currencies translation of foreign operations	—	—	—	(74,675)	—	(74,675)	(366)	(75,041)
Gain on valuation of cash flow hedge	—	—	—	10,371	—	10,371	—	10,371
Remeasurement of the net defined benefit liability	—	—	—	(52,783)	—	(52,783)	(5)	(52,788)
Dividends on hybrid securities	—	—	—	—	(149,506)	(149,506)	—	(149,506)
Issuance of hybrid securities	—	549,905	—	—	—	549,905	—	549,905

September 30, 2016	3,381,392	3,883,907	294,260	(1,615,701)	14,514,214	20,458,072	131,685	20,589,757

See accompanying notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

	For the nine months ended September 30
	2016	2015
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,117,179	853,894
Adjustments:
Income tax expense	242,217	235,983
Interest income	(6,402,487)	(6,540,249)
Interest expense	2,657,287	3,022,569
Dividend income	(137,280)	(90,973)

	(3,640,263)	(3,372,670)

Additions of expenses not involving cash outflows:
Impairment losses on credit loss	670,843	925,691
Loss on available-for-sale financial assets	—	44,646
Impairment loss on investments in subsidiaries and associates	29,280	97,267
Loss on transaction / valuation of derivative instruments (hedging)	31,778	16,004
Loss on hedged items (fair value hedge)	82,263	99,862
Provisions	22,695	71,218
Retirement benefits	114,277	99,056
Depreciation and amortization	191,127	181,487
Loss on disposal of investments in joint ventures and associates	15,060	10
Loss on disposal of premises and equipment and other assets	6,611	1,812
Impairment loss on premises and equipment and other assets	1,403	493

	1,165,337	1,537,546

Deduction of revenues not involving cash inflows:
Gain on valuation of financial instruments at fair value through profit or loss	182,767	7,903
Gain on available-for-sale financial assets	32,772	—
Gain on valuation of investments in subsidiaries and associates	11,261	36,956
Gain on transaction / valuation of derivative instruments (hedging)	77,723	108,091
Gain on hedged items (fair value hedge)	30,602	19,952
Reversal of provisions	864	465
Gain on disposal of investments in joint ventures and associates	1,250	60,896
Gain on disposal of premises and equipment and other assets	1,525	6,790
Reversal of impairment loss on premises and equipment and other assets	3,711	373

	342,475	241,426

Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(137,199)	219,809
Loans and receivables	(17,776,026)	(25,285,929)
Other assets	(94,998)	(71,850)
Deposits due to customers	11,323,759	16,080,222
Provision	(58,034)	(100,426)
Net defined benefit liability	(249,297)	(160,207)
Other financial liabilities	9,621,522	6,444,098
Other liabilities	18,750	(71,092)

	2,648,477	(2,945,375)

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015 (CONTINUED)

	For the nine months ended September 30
	2016	2015
	(Korean Won in millions)
Cash received from (paid for) operating activities:
Interest income received	6,409,990	6,572,793
Interest expense paid	(2,498,628)	(3,272,847)
Dividends received	136,163	88,720
Income tax paid	(211,346)	(408,767)

Net cash provided by (used in) operating activities	4,784,434	(1,188,132)

Cash flows from investing activities:
Cash in-flows from investing activities:		—
Disposal of available-for-sale financial assets	14,997,100	13,581,997
Redemption of held-to-maturity financial assets	5,958,431	4,861,468
Disposal of investments in joint ventures and associates	57,035	59,678
Disposal of premises and equipment	250	17,933
Disposal of intangible assets	3,784	1,782
Disposal of assets held for sale	13,876	3,711

	21,030,476	18,526,569

Cash out-flows from investing activities:
Acquisition of Saudara Bank	—	38,535
Acquisition of available-for-sale financial assets	16,194,628	13,177,368
Acquisition of held-to-maturity financial assets	6,224,158	5,691,967
Acquisition of investments in joint ventures and associates	800	—
Acquisition of investment properties	3,133	—
Acquisition of premises and equipment	82,727	89,591
Acquisition of intangible assets	115,445	71,192

	22,620,891	19,068,653

Net cash used in investing activities	(1,590,415)	(542,084)

Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	5,698,152	11,777,239
Issuance of debentures	11,913,773	10,811,665
Issuance of hybrid securities	549,905	795,179
Change in ownership interest of subsidiaries	—	3,787

	18,161,830	23,387,870

Cash out-flows from financing activities:
Decrease in borrowings	8,512,585	8,137,078
Repayment of debentures	10,691,486	11,949,018
Payment of dividends	168,317	504,952
Dividends paid on hybrid securities	125,946	104,326
Dividends paid on non-controlling hybrid securities	1,275	—

	19,499,609	20,695,374

Net cash provided by (used in) financing activities	(1,337,779)	2,692,496

Net increase in cash and cash equivalents	1,856,240	962,280
Cash and cash equivalents, beginning of the period	6,644,055	5,962,861
Effects of exchange rate changes on cash and cash equivalents	(218,785)	282,498

Cash and cash equivalents, end of the period	8,281,510	7,207,639

See accompanying notes to consolidated financial statements

WOORI BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

AND FOR THE THREE MONTHS AND THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

1. GENERAL

(1)	Summary of the parent company

Woori Bank (hereinafter referred as the “Bank”), which is a controlling entity in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1110 – Consolidated Financial Statements, was established in 1899 and is engaged in the commercial banking business under the Banking Law, trust business under the Financial Investment Services and Capital Market Act, and foreign currencies exchange business with approval from the Bank of Korea (“BOK”) and the Ministry of Finance and Economy (“MOFE”).

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger with and into Woori Bank, its wholly-owned subsidiary, as contemplated by the merger agreement dated July 28, 2014, by and between Woori Finance Holdings Co., Ltd. and Woori Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, were reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of September 30, 2016, the common stock of the Bank amounts, expressed in Korean Won (the “KRW” or “Won”), to 3,381,392 million Won.

As of September 30, 2016, Korea Deposit Insurance Corporation (“KDIC”), as the largest shareholder, held 345 million shares (51.06% ownership) of the Bank’s shares issued.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd., and Woori Finance Research Institute Co., Ltd. as its subsidiaries.

The head office of the Bank is located in 51, Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 905 branches and offices in Korea, and 22 branches and offices overseas as of September 30, 2016.

(2)	The consolidated financial statements for Woori Bank and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)		Location	Financial statements as of
Subsidiaries	Main business	September 30, 2016	December 31, 2015
Woori Bank:
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	September 30
Woori Private Equity Asset Management Co., Ltd.(*5)	Finance	100.0	100.0	Korea	September 30
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	September 30
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori Investment Bank Co., Ltd.	Other credit finance business	58.2	58.2	Korea	September 30
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	September 30
Woori America Bank	Finance	100.0	100.0	U.S.A	September 30
Woori Global Markets Asia Limited	”	100.0	100.0	Hong Kong	September 30
Woori Bank (China) Limited	”	100.0	100.0	China	September 30
ZAO Woori Bank	”	100.0	100.0	Russia	September 30
PT Bank Woori Saudara Indonesia 1906 Tbk	”	74.0	74.0	Indonesia	September 30
Woori Brazil Bank	”	100.0	100.0	Brazil	September 30
Korea BTL Infrastructure Fund	”	99.9	99.9	Korea	September 30
Woori Fund Service Co., Ltd.	”	100.0	100.0	Korea	September 30
Woori Finance Cambodia	”	100.0	100.0	Cambodia	September 30
Woori Finance Myanmar	”	100.0	100.0	Myanmar	September 30
Kumho Trust First Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	September 30
Asiana Saigon Inc. (*1)	”	0.0	0.0	Korea	September 30
An-Dong Raja First Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Consus Eighth Co., LLC (*1)	”	0.0	0.0	Korea	September 30
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*1)	”	15.0	15.0	Korea	September 30
Hermes STX Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
BWL First Co., LLC (*1)	”	0.0	0.0	Korea	September 30
Woori Poongsan Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Deogi Dream Fourth Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Jeonju Iwon Ltd. (*1)	”	0.0	0.0	Korea	September 30
Wonju I one Inc. (*1)	”	0.0	0.0	Korea	September 30
Heitz Third Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Woorihansoop 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Electric Cable First Co., Ltd (*1)	”	0.0	0.0	Korea	September 30
Woori International First Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Woori HJ First Co., Ltd. (*1)	”	0.0	0.0	Korea	September 30
Haeoreum Short-term Bond 15th and 34 beneficiary certificates for the rest (*2)	Securities investment and others	—	—	—	September 30
Principle Guaranteed Trust (*3)	Trust	0.0	0.0	Korea	September 30
Principle and Interest Guaranteed Trust (*3)	”	0.0	0.0	Korea	September 30
Woori Bank and Woori Private Equity Asset management Co., Ltd.					September 30
Woori Private Equity Fund (*4)	Other financial business	31.9	31.9	Korea	September 30
Woori Private Equity Fund:					September 30
Woori EL Co., Ltd.	Other financial business	100.0	100.0	Korea	September 30
Woori Investment Bank:					September 30
Dongwoo First Securitization Specialty Co., Ltd. (*1)	Asset securitization	5.0	5.0	Korea	September 30

(*1)	The entity is a structured entity for the purpose of asset securitization and included in the consolidation scope. Though the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*2)	The entity is a structured entity for the purpose of investment in securities and included in the consolidation scope, considering the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*3)	The entity is a money trust under the Financial Investment Services and Capital Markets Act and included in the consolidation scope. Though the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*4)	The entity is included in the consolidation scope for the Group, as a general partner, has controlling power.
(*5)	The entity registered as the professional private equity fund investor during the nine months ended September 30, 2016, and it changed its name into Woori Private Equity Asset Management Co.,Ltd.

(3)	As of September 30, 2016, and December 31, 2015, despite having more than a 50% ownership interest, the Group has not consolidated the following companies as the Group does not have the ability to control following subsidiaries:

	As of September 30, 2016
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9

(*)	The Group owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Group has no power or control over the structured entities.

	As of December 31, 2015
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th (*)	Korea	Securities Investment	51.3
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9

(*)	The Group owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Group has no power or control over the structured entities.

(4)	The summarized financial information before the elimination of intercompany transactions of the subsidiaries whose financial information were prepared under K-IFRS for the Group’s consolidated financial statements is as follows (Unit: Korean Won in millions):

	As of and for the nine months ended September 30, 2016
	Assets	Liabilities	Operating Revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS	128,970	93,407	184,520	1,486	1,486
Woori Private Equity	80,893	37,883	800	(787)	(865)
Woori Finance Research Institute	3,953	513	3,560	178	163
Woori Card	7,323,502	5,917,524	1,142,325	92,391	97,144
Woori Investment Bank Co., Ltd.	1,620,779	1,456,551	126,962	15,962	16,065
Woori Credit Information	30,722	4,065	20,460	597	400
Woori America Bank	1,673,272	1,483,323	54,755	10,941	(1,939)
Woori Global Markets Asia Limited	237,675	125,217	5,689	1,323	(6,387)
Woori Bank (China) Limited	4,023,517	3,536,338	287,390	29,847	(18,521)
ZAO Woori Bank	239,235	196,057	11,590	4,076	7,345
PT Bank Woori Saudara Indonesia 1906 Tbk	1,805,966	1,439,464	279,393	17,520	18,333
Woori Brazil Bank	86,995	55,684	12,669	2,194	5,725

	As of and for the nine months ended September 30, 2016
	Assets	Liabilities	Operating Revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Korea BTL Infrastructure Fund	780,970	295	25,075	22,296	22,296
Woori Fund Service	10,876	685	5,811	1,188	1,188
Woori Finance Cambodia	28,280	21,667	3,287	901	452
Woori Finance Myanmar	3,025	1,231	321	(303)	(430)
Money trust under the Trust Business Act	1,523,470	1,494,800	51,734	37	37
Structured entity for the securitization of financial assets	535,250	945,408	21,018	5,024	5,373
Security investments structured entity	4,004,084	1,493,995	101,968	49,746	73,437

	As of and for the year ended December 31, 2015
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS	161,778	127,701	260,657	1,421	(833)
Woori Private Equity	89,365	45,491	3,669	1,224	1,024
Woori Finance Research Institute	3,605	328	4,149	86	62
Woori Card	6,604,059	5,295,225	1,379,873	116,858	119,976
Woori Investment Bank Co., Ltd.	1,206,156	1,057,992	129,404	10,435	7,830
Woori Credit Information	33,957	6,691	31,271	1,806	1,830
Woori America Bank	1,701,191	1,509,304	67,932	12,893	24,356
Woori Global Markets Asia Limited	245,246	126,401	6,851	1,763	8,958
Woori Bank (China) Limited	4,016,968	3,511,268	408,566	1,056	32,855
ZAO Woori Bank	261,026	225,194	17,301	7,232	(762)
PT Bank Woori Saudara Indonesia 1906 Tbk	1,770,900	1,417,952	375,747	24,023	10,691
Woori Brazil Bank	106,239	80,653	19,850	2,330	(7,377)
Korea BTL Infrastructure Fund	739,502	279	34,042	30,307	30,307
Woori Fund Service	9,818	815	6,247	358	358
Woori Finance Cambodia	22,767	16,607	2,705	579	946
Woori Finance Myanmar	2,252	29	9	(117)	(166)
Money trust under the Trust Business Act	1,477,657	1,449,024	56,397	125	125
Structured entity for the securitization of financial assets	545,534	961,065	22,728	(13,685)	(6,662)
Security investments structured entity	3,071,375	562,477	126,904	26,906	41,080

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for securitization of financial assets

The structured entity is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through providing with credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for investment in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of fund to the structured entity, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Trust Business Act

The Group provides with financial guarantee of principal and interest or principal only to some of its trust products. Due to the financial guarantees, the Group may be obliged to supplement when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

(6)	The details of the limitations with regard to the transfer of assets or the redemption of liabilities within the Group are provided below.

Some subsidiaries are regulated by the rules of certain jurisdictions, in which they were incorporated, with regard to funding or management of deposits. Also, there is the limitation that they must have pre-approval from their regulators in case of remittance of earnings to the Group.

(7)	The Group has entered into various agreements with structured entities such as asset securitization vehicles, structured finance and investment funds, and monetary funds. Where it is determined in accordance with K-IFRS 1110 that the Group has no controlling power over such structured entities, the entities are not consolidated. The nature of interests, which the Group retains, and the risks, to which the Group is exposed, of the unconsolidated structured entities are as follows:

The interests to unconsolidated structured entities, which the Group retains, are classified to asset securitization vehicles, structured finance and investment fund, based on the nature and the purpose of the structured entities.

Asset securitization vehicle issues asset-backed securities and redeems the principal and interest or distributes dividends on asset-backed securities with profits from collecting cash flows or sale of securitized assets. The Group, as a secondary guarantor, provides purchase commitments for its asset-backed securities or guarantees to such asset securitization vehicle and recognizes commission income or interest incomes related to the commitment or guarantees. As therefore, the Group would be exposed to risks to purchases or pays back asset-backed securities issued by the vehicles when a primary guarantor fails to provide the financing asset securitization vehicles.

Structured finance includes investments in project financing on real estates, social overhead capital (“SOC”), infrastructure and shipping finance. They are formed as special purpose entity by funding through equity investments and loans from various investors. Investment decisions are made by such investors including the Group based on business outlook of such projects. In relation to such investments, the Group recognizes interest incomes on loans, gains or losses on valuation of equity investments or dividend income. The structured finance is secured by additional funding agreement, guarantee or credit facilities. However, the structured financing project would fail to return the capital of equity investments or principal of loans to the Group if it is discontinued or did not achieve business outcome.

Investment funds include trusts and private equity funds. A trust is formed by contributions from various investors, operated by a manager engaged to the trust and distributed proceeds from sales of investments to the investors. A private equity fund is established in order to acquire ownership interests in a portfolio company with exit strategy after implementing financial and operational restructuring of the company. The Group recognizes unrealized gains or losses on change in value of investments in proposition of ownership interests in investments. The Group would be exposed to risks of loss when the value of portfolio investment is decreased.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized in conjunction with the unconsolidated structured entities as of and for the nine months ended September 30, 2016 and for the year ended December 31, 2015 are as follows (Unit: Korean Won in millions):

	September 30, 2016
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	8,023,249	51,167,447	9,026,223
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	3,469,330	2,564,930	1,036,045
Loans and receivables	70,451	2,149,082	—
Financial assets at fair value through profit or loss	—	275,635	—
Available-for-sale financial assets	1,239,229	131,685	947,756
Held-to-maturity financial assets	2,158,567	—	—
Investments in joint ventures and associates	—	—	88,289
Derivative assets	1,083	8,528	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,403	505	—
Other liabilities (including provisions)	1,403	505	—
The maximum exposure to risks	4,344,010	3,544,414	1,036,045
Investments	3,469,330	2,564,930	1,036,045
Purchase agreements	39,000	12,000	—
Credit facilities	835,680	967,484	—
Loss recognized on unconsolidated structured entities	1,219	66,679	491

	December 31, 2015
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	10,138,371	48,198,653	7,611,232
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	4,219,809	2,879,310	963,747
Loans and receivables	148,811	2,439,207	26,976
Financial assets at fair value through profit or loss	—	274,175	—
Available-for-sale financial assets	1,649,949	133,455	654,705
Held-to-maturity financial assets	2,420,870	—	—
Investments in joint ventures and associates	—	—	282,066
Derivative assets	179	32,473	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	3,688	728	—
Derivative liabilities	126	—	—
Other liabilities (including provisions)	3,562	728	—
The maximum exposure to risks	5,250,850	3,877,161	963,747
Investments	4,219,809	2,879,310	963,747
Purchase agreements	74,000	48,000	—
Credit facilities	957,041	949,851	—
Loss recognized on unconsolidated structured entities	2,205	47,942	—

(8)	Subsidiaries of which non-controlling interests are significant to the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	September 30, 2016	December 31, 2015
Woori Investment Bank	70,373	64,013
PT Bank Woori Saudara Indonesia 1906 Tbk	62,401	58,880

2)	Net income attributable to non-controlling interests

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2015
Woori Investment Bank	6,680	3,557
PT Bank Woori Saudara Indonesia 1906 Tbk	4,551	4,553

3)	Dividends to non-controlling interests

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2015
PT Bank Woori Saudara Indonesia 1906 Tbk	1,242	778

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

The Group’s consolidated financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting. It is necessary to use the annual financial statements for the year ended December 31, 2015 for understanding of the accompanying consolidated financial statements.

Unless stated below, the accounting policies applied in preparing the accompanying interim consolidated financial statements have been applied consistently with the annual consolidated financial statements as of and for the year ended December 31, 2015.

(1)	The Group has newly adopted the following amendment to K-IFRS that affected the Group’s accounting policies.

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments to K-IFRS 1001 clarify the concept of applying materiality in practice and restrict an entity reducing the understandability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions. The application of these amendments has no significant impact on the disclosure in the Group’s consolidated financial statements.

Amendments to K-IFRS 1016 – Property, plant and Equipment

The amendments to K-IFRS 1016 prohibit the Group from using a revenue-based depreciation method for items of property, plant and equipment. The application of these amendments has no significant impact on the Group’s consolidated financial statements.

Amendments to K-IFRS 1038 – Intangible Assets

The amendments to K-IFRS 1038 rebuts presumption that revenue is not an appropriate basis for the amortization of an intangible assets, which the presumption can only be rebutted when the intangible asset expressed as a measure of revenue or when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated. The application of these amendments has no significant impact on the Group’s consolidated financial statements.

Amendments to K-IFRS 1110 – Consolidated Financial Statements & K-IFRS – 1112 Disclosure of interests in other entities & K-IFRS 1028 – Investment in associates

The amendments clarify that in applying the equity method of accounting to an associate or a joint venture that is an investment entity, an investor may retain the fair value measurements that the associate or joint venture used for its subsidiaries. The application of these amendments has no significant impact on the Group’s consolidated financial statements.

Amendments to K-IFRS 1111 – Accounting for Acquisitions of Interests in Joint Operations

The amendments to K-IFRS 1111 provides guidance on how to account for the acquisition of joint operation that constitutes a business as defined in K-IFRS 1103 Business Combinations. A joint operator is also required to disclose the relevant information required by K-IFRS 1103 and other standards for business combinations. The application of these amendments has no significant impact on the Group’s consolidated financial statements.

Other than the amendment stated above, there are several annual improvements in the current period, but the application of the amendments has had no material effect on the Group’s consolidated financial statements.

(2)	The Group has not applied the following K-IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1109 – Financial Instruments

The amendments to K-IFRS 1109 contain the requirements for the classification and measurement of financial assets and financial liabilities based on a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and based on the contractual terms that give rise on specified dates to cash flows, impairment methodology based on the expected credit losses, and broadened types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting and the change of the hedge effectiveness test. This standard will supersede K-IFRS 1039 – Financial instruments: Recognition and measurement, the amendments are effective for annual periods beginning on or after 1 January 2018.

Amendments to K-IFRS 1115 – Revenue from Contracts with Customers

The core principle under K-IFRS 1115 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments introduces a 5-step approach to revenue recognition and measurement: 1) Identify the contract with a customer, 2) Identify the performance obligations in the contract, 3) Determine the transaction price, 4) Allocate the transaction price to the performance obligations in the contract, 5) Recognize revenue when (or as) the entity satisfies a performance obligation. This standard will supersede K-IFRS 1011 - Construction Contracts, K-IFRS 1018- Revenue, K-IFRS 2113 - Customer Loyalty Programmes, K-IFRS 2115-Agreements for the Construction of Real Estate, K-IFRS 2118 - Transfers of Assets from Customers, and K-IFRS 2031-Revenue-Barter Transactions Involving Advertising Services. The amendments are effective for annual periods beginning on or after 1 January 2018.

The Group is in the process of evaluating the impact on the consolidated financial statements upon the adoption of amendments of K-IFRSs that have been issued but are not yet effective.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

In the application of the Group’s accounting policies to the interim financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results can differ from those estimates based on assumptions.

The significant judgments which management has made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the consolidated financial statements for the year ended
December 31, 2015.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the avoidance of concentration on capital at risk and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goals of credit risk management are to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Loans and receivables:
Korean treasury and government agencies	15,529,679	12,062,603
Banks	25,078,165	19,048,126
Corporates	91,726,176	93,765,023
Consumers	128,854,213	119,966,310

Sub-total	261,188,233	244,842,062

Financial assets at fair value through profit or loss (“FVTPL”):
Gold banking assets	21,423	24,884
Debt securities held for trading	2,707,194	2,617,406
Financial assets designated at FVTPL	3,314	986
Derivative assets	2,920,568	2,390,497

Sub-total	5,652,499	5,033,773

Available-for-sale (“AFS”) debt securities	15,890,934	14,723,577
Held-to-maturity (“HTM”) securities	13,853,700	13,621,640
Derivative assets for hedging	273,499	183,128
Off-balance accounts :
Guarantees	13,918,471	17,315,443
Loan commitments	80,635,846	88,211,580

Sub-total	94,554,317	105,527,023

Total	391,413,182	383,931,203

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	September 30, 2016
	Korea	China	USA	UK	Japan	Others (*1)	Total
Loans and receivables	247,244,848	3,382,098	2,633,927	768,237	321,365	6,837,758	261,188,233
Financial assets at FVTPL (*2)	2,710,508	—	—	21,423	—	—	2,731,931
AFS debt securities	15,592,789	24,650	97,242	—	—	176,253	15,890,934
HTM securities	13,703,778	—	17,276	—	—	132,646	13,853,700
Off-balance accounts	92,741,456	586,927	80,002	76,526	26,273	1,043,133	94,554,317

Total	371,993,379	3,993,675	2,828,447	866,186	347,638	8,189,790	388,219,115

	December 31, 2015
	Korea	China	USA	UK	Japan	Others (*1)	Total
Loans and receivables	231,685,404	2,808,255	2,606,044	644,387	192,599	6,905,373	244,842,062
Financial assets at FVTPL (*2)	2,618,392	—	—	24,884	—	—	2,643,276
AFS debt securities	14,427,447	38,094	96,443	—	—	161,593	14,723,577
HTM securities	13,525,799	—	15,112	—	—	80,729	13,621,640
Off-balance accounts	103,454,192	607,685	88,552	107,239	28,884	1,240,471	105,527,023

Total	365,711,234	3,454,034	2,806,151	776,510	221,483	8,388,166	381,357,578

(*1)	Others consist of financial assets in Indonesia, Vietnam, Panama and European countries, etc.
(*2)	Financial assets at FVTPL comprise gold banking assets, debt securities held for trading and financial assets designated at FVTPL.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals, and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	September 30, 2016
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	46,823,759	36,542,856	41,875,377	4,573,987	121,463,508	9,908,746	261,188,233
Financial assets at FVTPL (*)	24,646	962	1,729,078	—	—	977,245	2,731,931
AFS debt securities	1,009,278	80,812	9,182,289	63,183	—	5,555,372	15,890,934
HTM securities	1,752,115	20,000	8,180,998	371,611	—	3,528,976	13,853,700
Off-balance accounts	17,188,713	25,300,542	10,017,231	4,097,426	33,492,166	4,458,239	94,554,317

Total	66,798,511	61,945,172	70,984,973	9,106,207	154,955,674	24,428,578	388,219,115

(*)	Financial assets at FVTPL comprise gold banking assets, debt securities held for trading and financial assets designated at FVTPL

	December 31, 2015
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	48,470,594	37,699,589	32,604,765	5,160,497	112,491,741	8,414,876	244,842,062
Financial assets at FVTPL (*)	23,617	986	1,460,037	—	—	1,158,636	2,643,276
AFS debt securities	781,989	47,119	9,213,137	31,159	—	4,650,173	14,723,577
HTM securities	1,931,529	20,000	7,875,325	472,209	—	3,322,577	13,621,640
Off-balance accounts	18,572,657	31,975,235	13,871,934	5,307,240	30,606,423	5,193,534	105,527,023

Total	69,780,386	69,742,929	65,025,198	10,971,105	143,098,164	22,739,796	381,357,578

(*)	Financial assets at FVTPL comprise gold banking assets, debt securities held for trading and financial assets designated at FVTPL.

3)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition are as follows (Unit: Korean Won in millions):

	September 30, 2016
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	15,533,443	25,096,844	52,227,846	31,386,929	7,273,369	90,888,144	127,854,091	259,372,522
Loans and receivables overdue but not impaired	—	362	54,487	120,159	—	174,646	854,723	1,029,731
Impaired loans and receivables	—	3,426	1,586,019	480,375	328,575	2,394,969	526,792	2,925,187

Gross loans and receivables	15,533,443	25,100,632	53,868,352	31,987,463	7,601,944	93,457,759	129,235,606	263,327,440

Allowance for credit losses	3,764	22,467	1,157,669	481,967	91,947	1,731,583	381,393	2,139,207

Total, net	15,529,679	25,078,165	52,710,683	31,505,496	7,509,997	91,726,176	128,854,213	261,188,233

	December 31, 2015
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	12,065,749	19,062,673	53,282,955	31,665,220	7,618,968	92,567,143	118,888,052	242,583,617
Loans and receivables overdue but not impaired	—	682	66,770	91,406	—	158,176	900,313	1,059,171
Impaired loans and receivables	—	2,331	2,005,366	506,793	585,684	3,097,843	577,157	3,677,331

Gross loans and receivables	12,065,749	19,065,686	55,355,091	32,263,419	8,204,652	95,823,162	120,365,522	247,320,119

Allowance for credit losses	3,146	17,560	1,393,401	516,891	147,847	2,058,139	399,212	2,478,057

Total, net	12,062,603	19,048,126	53,961,690	31,746,528	8,056,805	93,765,023	119,966,310	244,842,062

a)	Credit quality of loans and receivables

The Group manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	September 30, 2016
	Korean treasury and government agencies		Corporates
		Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	15,529,679	25,077,758	43,151,138	17,957,818	5,539,267	66,648,223	123,970,911	231,226,571
Lower grade (*2)	—	—	8,638,233	13,186,117	1,713,691	23,538,041	3,736,683	27,274,724

Total	15,529,679	25,077,758	51,789,371	31,143,935	7,252,958	90,186,264	127,707,594	258,501,295

Value of collateral	—	382,341	18,322,711	25,220,143	4,156,520	47,699,374	106,269,957	154,351,672

	December 31, 2015
	Korean treasury and government agencies		Corporates
		Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	12,062,603	19,044,317	41,511,690	16,597,807	5,275,015	63,384,512	114,559,012	209,050,444
Lower grade (*2)	—	1,044	11,434,413	14,817,366	2,271,579	28,523,358	4,187,183	32,711,585

Total	12,062,603	19,045,361	52,946,103	31,415,173	7,546,594	91,907,870	118,746,195	241,762,029

Value of collateral	11,391	413,893	18,096,065	24,412,038	4,220,936	46,729,039	98,376,621	145,530,944

(*1)	AAA~BBB for Corporates and 1~6 level for Consumers
(*2)	BBB- ~C for Corporates and 7~10 level for Consumers

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 871,227 million Won and 821,588 million Won as of September 30, 2016 and as of December 31, 2015, respectively, which are deducted from the loans and receivables above.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	September 30, 2016
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	—	47,239	85,515	—	132,754	653,007	785,761
30 to 60 days	—	94	4,089	14,641	—	18,730	101,182	120,006
60 to 90 days	—	34	2,360	7,712	—	10,072	52,126	62,232

Total	—	128	53,688	107,868	—	161,556	806,315	967,999

Value of collateral (*)	—	—	7,341	88,200	—	95,541	612,391	707,932

	December 31, 2015
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	92	52,157	58,854	—	111,011	716,245	827,348
30 to 60 days	—	120	3,902	16,584	—	20,486	98,889	119,495
60 to 90 days	—	222	9,537	4,969	—	14,506	39,330	54,058

Total	—	434	65,596	80,407	—	146,003	854,464	1,000,901

Value of collateral (*)	—	—	4,340	63,749	—	68,089	644,073	712,162

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 61,732 million Won and 58,270 million Won as of September 30, 2016 and December 31, 2015, respectively, which are deducted from the loans and receivables above.

c)	Impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	September 30, 2016
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	279	867,624	253,693	257,039	1,378,356	340,304	1,718,939
Value of collateral (*)	—	—	731,389	276,934	101,662	1,109,985	253,541	1,363,526

	December 31, 2015
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	2,331	949,991	250,948	510,211	1,711,150	365,651	2,079,132
Value of collateral (*)	—	—	840,461	285,873	174,918	1,301,252	294,725	1,595,977

(*)	The collateral value held is recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 1,206,248 million Won and 1,598,199 million Won as of September 30, 2016 and December 31, 2015, respectively, are deducted from the impaired loans and receivables above.

4)	Credit quality of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (“ECAI”)’s rating is as follows (Unit: Korean Won in millions):

	September 30, 2016
	Financial assets at FVTPL (*)	AFS debt securities	HTM securities	Total
AAA	1,663,203	12,203,460	13,336,253	27,202,916
AA- ~ AA+	696,475	3,038,369	413,365	4,148,209
BBB- ~ A+	347,516	583,223	104,082	1,034,821
Below BBB-	3,314	65,882	—	69,196

Total	2,710,508	15,890,934	13,853,700	32,455,142

	December 31, 2015
	Financial assets at FVTPL (*)	AFS debt securities	HTM securities	Total
AAA	1,670,647	11,802,897	13,158,286	26,631,830
AA- ~ AA+	651,103	2,238,670	380,541	3,270,314
BBB- ~ A+	295,656	656,238	82,813	1,034,707
Below BBB-	986	25,772	—	26,758

Total	2,618,392	14,723,577	13,621,640	30,963,609

(*)	Financial assets at FVTPL comprise debt securities held for trading and financial assets designated at FVTPL.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Group avoids, bears, or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

On a yearly basis, the Risk Management Committee establishes a Value at Risk (“VaR”, maximum losses) limit, loss limit and risk capital limit by subsidiaries for its management purposes. The limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by the risk management personnel with department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the VaR limit by department, risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2)	Sensitivity analysis of market risk

The Group performs the sensitivity analyses both for trading and for non-trading activities.

For trading activities, the Group uses a VaR model that uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Bank, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

NII is a profit based indicator for displaying profit changes in the short term due to short term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economical view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets. EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of a certain period of time (i.e. 1 year). Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a)	Trading activities

The minimum, maximum and average Value at Risk(“VaR”) for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively, and the VaR as of September 30, 2016 and December 31, 2015, respectively, are as follows (Unit: Korean Won in millions):

	As of September 30, 2016	For the nine months ended September 30, 2016			As of December 31, 2015	For the year ended December 31, 2015
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	2,514	2,691	6,430	1,367	2,907	2,742	3,991	1,211
Stock price	3,611	3,361	5,028	2,304	3,186	2,411	4,377	531
Foreign currencies	5,159	5,097	7,686	3,967	3,997	3,415	4,847	2,329
Commodity price	52	118	258	21	117	102	218	5
Diversification	(4,456)	(5,452)	(10,283)	(4,034)	(5,017)	(3,858)	(6,910)	(411)

Total VaR	6,880	5,815	9,119	3,625	5,190	4,812	6,523	3,665

b)	Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

Name of scenario	September 30, 2016		December 31, 2015
	NII	NPV	NII	NPV
Base case	4,088,931	25,917,141	4,248,972	22,441,148
Base case (Prepay)	4,112,959	23,852,686	4,243,033	21,418,343
IR 100bp up	4,414,743	25,080,746	4,628,056	21,747,451
IR 100bp down	3,730,348	26,827,436	3,863,665	23,192,051
IR 200bp up	4,740,412	24,313,993	5,007,090	21,107,510
IR 200bp down	2,890,024	27,820,591	3,137,452	23,998,930
IR 300bp up	5,066,081	23,612,039	5,386,122	20,517,630
IR 300bp down	1,973,877	30,184,616	2,123,516	25,345,104

The interest EaR and VaR are calculated based on the BIS Framework of other subsidiaries other than the Bank are as follows (Unit: Korean Won in millions):

September 30, 2016		December 31, 2015
EaR	VaR	EaR	VaR
169,846	44,185	153,717	80,086

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows of principal amounts and interests from interest bearing assets and liabilities by re-pricing date are as follows (Unit: Korean Won in millions):

	September 30, 2016
	Within 3 months	4 to 6 Months	7 to 9 months	10 to12 months	1 to 5 Years	5 years ~	Total
Asset:
Loans and receivables	145,498,418	40,400,483	9,303,374	7,981,412	54,410,333	34,097,458	291,691,478
AFS financial assets	2,821,156	2,448,156	2,648,978	2,357,479	5,640,005	711,778	16,627,552
HTM financial assets	2,817,570	1,904,922	1,188,866	1,169,485	6,525,800	902,860	14,509,503

Total	151,137,144	44,753,561	13,141,218	11,508,376	66,576,138	35,712,096	322,828,533

Liability:
Deposits due to customers	103,516,461	37,055,965	28,752,858	16,965,548	34,409,124	34,727	220,734,683
Borrowings	11,503,118	1,586,948	531,388	460,273	2,875,692	405,651	17,363,070
Debentures	2,102,750	1,879,007	2,068,665	857,191	13,968,720	4,114,764	24,991,097

Total	117,122,329	40,521,920	31,352,911	18,283,012	51,253,536	4,555,142	263,088,850

	December 31, 2015
	Within 3 months	4 to 6 Months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Asset:
Loans and receivables	140,191,350	41,178,643	8,201,386	8,043,459	50,083,399	30,613,803	278,312,040
AFS financial assets	1,346,353	2,176,565	2,821,168	2,031,687	6,480,914	702,884	15,559,571
HTM financial assets	1,980,893	1,652,225	1,191,175	1,611,999	6,957,745	922,081	14,316,118

Total	143,518,596	45,007,433	12,213,729	11,687,145	63,522,058	32,238,768	308,187,729

Liability:
Deposits due to customers	96,907,809	31,975,594	21,386,037	28,539,885	30,592,054	26,732	209,428,111
Borrowings	13,631,363	1,601,846	900,149	498,146	3,088,516	499,110	20,219,130
Debentures	3,056,172	1,142,939	747,728	2,028,080	12,197,477	4,584,085	23,756,481

Total	113,595,344	34,720,379	23,033,914	31,066,111	45,878,047	5,109,927	253,403,722

3)    Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	September 30, 2016
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	23,649	25,928,999	129,737	1,405,934	22,131	3,628,739	1,794	2,206,919	3,701,756	36,872,347
Financial assets at FVTPL	121	132,194	78	850	—	—	16	19,533	46,716	199,293
AFS financial assets	814	892,803	—	—	150	24,650	—	597	104,898	1,022,948
HTM financial assets	16	17,441	—	—	—	—	—	—	132,482	149,923

Total	24,600	26,971,437	129,815	1,406,784	22,281	3,653,389	1,810	2,227,049	3,985,852	38,244,511

	September 30, 2016
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	134	146,906	328	3,556	—	—	75	92,481	89,524	332,467
Deposits due to customer	12,615	13,832,916	136,452	1,478,705	18,895	3,098,280	602	741,126	1,779,373	20,930,400
Borrowings	6,850	7,510,205	4,943	53,567	363	59,497	223	274,327	263,609	8,161,205
Debentures	3,028	3,319,675	—	—	900	147,573	—	—	270,269	3,737,517
Other financial liabilities	3,745	4,106,171	18,387	199,256	1,980	324,727	256	315,171	983,015	5,928,340

Total	26,372	28,915,873	160,110	1,735,084	22,138	3,630,077	1,156	1,423,105	3,385,790	39,089,929

Off-balance accounts	8,615	9,444,702	28,931	313,528	992	162,600	419	515,890	264,698	10,701,418

	December 31, 2015
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	25,178	29,509,364	112,138	1,089,991	16,177	2,887,324	1,141	1,460,773	3,163,999	38,111,451
Financial assets at FVTPL	143	167,270	113	1,096	—	—	1	987	428	169,781
AFS financial assets	483	565,872	—	—	211	37,671	—	622	80,273	684,438
HTM financial assets	13	15,288	—	—	—	—	—	—	80,553	95,841

Total	25,817	30,257,794	112,251	1,091,087	16,388	2,924,995	1,142	1,462,382	3,325,253	39,061,511

	December 31, 2015
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	149	174,554	499	4,853	—	—	33	42,299	98,312	320,018
Deposits due to customer	11,701	13,713,829	114,940	1,117,225	15,174	2,708,309	301	385,077	1,204,774	19,129,214
Borrowings	8,757	10,262,750	17,834	173,350	276	49,231	441	565,235	111,447	11,162,013
Debentures	3,054	3,578,711	5,680	55,209	900	160,632	33	42,257	503,066	4,339,875
Other financial liabilities	2,150	2,519,715	3,176	30,867	2,850	508,596	69	88,658	706,388	3,854,224

Total	25,811	30,249,559	142,129	1,381,504	19,200	3,426,768	877	1,123,526	2,623,987	38,805,344

Off-balance accounts	9,914	11,619,118	26,451	257,103	797	142,208	528	676,588	504,092	13,199,109

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations due to its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying maturity gap, and then gap ratio through performing various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	655,830	1,309	1,698	140	168,492	—	827,469
Deposits due to customers	137,700,931	30,219,751	23,918,315	22,081,143	7,435,218	2,729,894	224,085,252
Borrowings	7,651,356	2,307,232	1,565,858	823,172	4,673,218	404,590	17,425,426
Debentures	2,102,604	1,878,696	2,068,906	857,877	13,994,221	4,089,056	24,991,360
Other financial liabilities	17,141,977	18,399	2,280	2,892	95,195	2,721,921	19,982,664

Total	165,252,698	34,425,387	27,557,057	23,765,224	26,366,344	9,945,461	287,312,171

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	730,495	408	54	11,850	161,537	—	904,344
Deposits due to customers	123,618,943	25,623,490	17,391,363	35,942,949	7,623,477	2,716,859	212,917,081
Borrowings	8,678,642	2,504,599	2,126,241	1,155,179	5,311,041	499,722	20,275,424
Debentures	3,055,973	1,143,005	747,870	2,027,915	12,197,268	4,584,002	23,756,033
Other financial liabilities	8,448,045	25,530	4,504	2,429	84,660	2,589,577	11,154,745

Total	144,532,098	29,297,032	20,270,032	39,140,322	25,377,983	10,390,160	269,007,627

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2016
	Within 3 months	4 to 6 Months	7 to 9 Months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	655,830	1,309	1,698	140	168,492	—	827,469
Deposits due to customers	148,161,559	31,642,122	20,658,006	14,668,184	6,221,359	2,351,735	223,702,965
Borrowings	7,651,385	2,307,219	1,565,845	823,169	4,673,218	404,590	17,425,426
Debentures	2,102,604	1,878,696	2,068,906	857,877	13,994,221	4,089,056	24,991,360
Other financial liabilities	17,141,977	18,399	2,280	2,892	95,195	2,721,921	19,982,664

Total	175,713,355	35,847,745	24,296,735	16,352,262	25,152,485	9,567,302	286,929,884

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	730,495	408	54	11,850	161,537	—	904,344
Deposits due to customers	129,716,295	27,884,256	16,876,865	28,164,198	6,506,300	3,384,994	212,532,908
Borrowings	8,678,664	2,504,588	2,126,234	1,155,176	5,311,041	499,722	20,275,425
Debentures	3,055,973	1,143,005	747,870	2,027,915	12,197,268	4,584,002	23,756,033
Other financial liabilities	8,454,338	25,530	4,504	2,429	84,660	2,589,577	11,161,038

Total	150,635,765	31,557,787	19,755,527	31,361,568	24,260,806	11,058,295	268,629,748

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, but the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “Within 3months” in the table below. The cash flow from derivatives held for hedge purpose is estimated at the amount after the offset of the cash inflow and outflow.

The cash flow by the maturity of derivative financial liabilities as of September 30, 2016 and December 31, 2015 are as follow (Unit: Korean Won in millions):

	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
September 30, 2016	2,984,235	—	—	—	—	—	2,984,235
December 31, 2015	2,580,827	—	—	—	—	—	2,580,827

4)	Maturity analysis of off-balance accounts such as guarantees and commitments

The Group provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	September 30, 2016	December 31, 2015
Guarantees	13,918,471	17,315,443
Loan commitments	80,635,846	88,211,580

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group maintains the operational risk management system under Basel II. The Group developed advanced measurement approach to quantify required capital for operational risk. This system is used for reinforcement in market competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system was tested by the independent third party, and approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify required capital for operational risk, the Group applies advanced measurement approaches (AMA) using of internal loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for its subsidiaries, the Group adopted the Basic Indicator Approach.

(5)	Capital management

The Group complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in 2010, and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing its own capital by asset (weighted with a risk premium – “risk weighted assets”) based on the separate financial statements of the Group.

According to the above regulations, the Group is required to meet the following new minimum requirements: 5.375% and 4.5% common equity Tier 1 ratio, 6.875% and 6% Tier 1 capital ratio, and 8.875% and 8% total capital ratio as of September 30, 2016 and December 31, 2015, respectively. The details are as following (Unit: Korean won in millions):

	September 30, 2016	December 31, 2015
Common Tier 1 capital	13,930,670	13,047,567
Other Tier 1 capital	3,265,798	3,016,309
Tier 2 capital	4,762,506	4,987,529

Total risk-adjusted capital	21,958,974	21,051,405

Risk-weighted assets for credit risk	142,093,959	142,127,112
Risk-weighted assets for market risk	2,039,296	2,595,566
Risk-weighted assets for operational risk	9,349,973	9,348,221

Total risk-weighted assets	153,483,228	154,070,899

Common equity Tier 1 ratio	9.08%	8.47%
Tier 1 capital ratio	11.20%	10.43%

Total capital ratio	14.31%	13.66%

Provided the subsidiaries included in the scope of consolidation due to the merger with Woori Finance Holdings (i.e., Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Asset management Co., Ltd., and Woori Finance Research Institute Co., Ltd.) are ruled out, Common Equity Tier 1 ratio, Tier 1 capital ratio and Total capital ratio as of September 30, 2016 are adjusted to 10.25%, 12.65% and 15.99%, respectively.

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (the “CODM”) utilizes the information per types of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by types of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, credit card, headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

Details of products and services
Consumer banking	Loans/deposits and financial services for consumer, etc.
Corporate banking	Loans/deposits and export/import, financial services for corporations, etc.
Investment banking	Domestic/foreign investment, structured finance, M&A, equity & fund investment related business, venture advisory related tasks, real estate SOC development practices, etc.
Capital market	Fund management, investment securities and derivatives business, etc.
Credit card	Credit card, cash service and card loan, etc.
Headquarter and others	Segments that do not belong to the above segments

1)	Details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	September 30, 2016
	Consumer banking	Corporate banking	Investment banking	Capital Market	Credit Card	Headquarter and Others	Sub-total	Inter-segment transaction	Total
Assets	103,032,126	105,139,039	6,159,000	11,852,713	7,323,502	83,622,227	317,128,607	(4,296,743)	312,831,864
Liabilities	52,146,293	174,615,508	54,821	11,088,236	5,917,524	47,789,422	291,611,804	630,303	292,242,107

	December 31, 2015
	Consumer banking	Corporate banking	Investment banking	Capital Market	Credit Card	Headquarter and Others	Sub-total	Inter-segment transaction	Total
Assets	95,612,964	107,313,193	6,646,754	7,903,460	6,604,059	73,713,629	297,794,059	(5,934,987)	291,859,072
Liabilities	46,049,309	170,127,944	41,772	6,410,552	5,295,225	42,578,200	270,503,002	2,046,155	272,549,157

2)	Details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2016
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Cards	Headquarters and others	Sub-total	Inter- segment transaction	Total
Net Interest income	1,088,799	1,298,660	9,738	39,087	315,967	553,785	3,306,036	439,164	3,745,200
Interest income	2,228,511	2,293,660	114,282	14,666	411,611	1,125,147	6,187,877	214,610	6,402,487
Interest expense	(772,242)	(1,349,208)	(156)	(227)	(95,644)	(664,364)	(2,881,841)	224,554	(2,657,287)
Inter-segment	(367,470)	354,208	(104,388)	24,648	—	93,002	—	—	—
Net non-interest income	420,841	414,071	118,636	11,701	62,198	232,636	1,260,083	(711,736)	548,347
Non-interest income	682,013	399,706	421,359	6,935,357	723,278	3,150,096	12,311,809	(298,094)	12,013,715
Non-interest expense	(286,919)	(20,284)	(302,723)	(6,923,656)	(661,080)	(2,857,064)	(11,051,726)	(413,642)	(11,465,368)
Inter-segment	25,747	34,649	—	—	—	(60,396)	—	—	—
Other expense	(1,365,472)	(1,157,200)	(88,720)	(2,237)	(254,812)	(237,252)	(3,105,693)	201,367	(2,904,326)
Administrative expense	(1,310,730)	(700,793)	(9,490)	(12,104)	(104,516)	(463,717)	(2,601,350)	189,568	(2,411,782)
Impairment losses due to credit loss and others	(54,742)	(456,407)	(79,230)	9,867	(150,296)	226,465	(504,343)	11,799	(492,544)

Operating income	144,168	555,531	39,654	48,551	123,353	549,169	1,460,426	(71,205)	1,389,221
Non-operating income(loss)	(30,998)	(2,754)	32,618	—	(2,794)	41,228	37,300	(67,126)	(29,825)

Net income before income tax expense	113,170	552,777	72,272	48,551	120,559	590,397	1,497,726	(138,330)	1,359,396
Income tax expense	(27,387)	(132,580)	(17,490)	(11,749)	(28,168)	(30,482)	(247,856)	5,639	(242,217)

Net income	85,783	420,197	54,782	36,802	92,391	559,915	1,249,870	(132,691)	1,117,179

	For the nine months ended September 30, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Cards	Headquarters and others	Sub-total	Adjustments	Total
Net interest income	936,563	1,248,892	3,778	27,953	275,265	576,029	3,068,480	449,200	3,517,680
Interest income	2,132,389	2,462,859	116,285	15,008	365,643	1,202,026	6,294,210	246,039	6,540,249
Interest expense	(953,431)	(1,419,470)	(14)	(55)	(90,378)	(762,382)	(3,225,730)	203,161	(3,022,569)
Inter-segment	(242,395)	205,503	(112,493)	13,000	—	136,385	—	—	—
Net non-interest income	416,322	388,722	67,826	18,663	78,049	320,110	1,289,692	(738,060)	551,632
Non-interest income	647,399	375,641	357,082	5,321,751	630,983	2,440,752	9,773,608	(396,257)	9,377,351
Non-interest expense	(246,709)	(13,804)	(289,256)	(5,303,088)	(552,934)	(2,078,125)	(8,483,916)	(341,803)	(8,825,719)
Inter-segment	15,632	26,885	—	—	—	(42,517)	—	—	—
Other income (expense)	(1,318,524)	(1,348,068)	12,436	(78,923)	(223,451)	(458,920)	(3,415,450)	314,711	(3,100,739)
General administrative expense	(1,291,721)	(661,634)	(9,490)	(11,572)	(86,923)	(424,780)	(2,486,120)	200,466	(2,285,654)
Reversal of impairment losses(impairment losses) due to credit loss and others	(26,803)	(686,434)	21,926	(67,351)	(136,528)	(34,140)	(929,330)	114,245	(815,085)
Operating income(loss)	34,361	289,546	84,040	(32,307)	129,863	437,219	942,722	25,851	968,573
Non-operating income (expense)	(13,398)	(3,061)	33,771	140	—	137,560	155,012	(33,708)	121,304
Net income(loss) before income tax expense	20,963	286,485	117,811	(32,167)	129,863	574,779	1,097,734	(7,857)	1,089,877
Income tax expense(benefit)	(5,073)	(69,330)	(28,510)	7,785	(26,455)	(144,068)	(265,651)	29,668	(235,983)
Net income(loss)	15,890	217,155	89,301	(24,382)	103,408	430,711	832,083	21,811	853,894

(2)	Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the nine months ended September 30, 2016 and 2015 amounted to 17,600,787 million Won and 14,905,211 million Won, respectively, and revenue from the foreign customers amounted to 815,415 million Won and 1,012,389 million Won, respectively. Of the Group’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets located in Korea as of September 30, 2016 and December 31, 2015 are 3,421,065 million Won and 3,666,276 million Won, respectively, and in foreign countries are 222,999 million Won and 220,093 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Cash and checks	4,296,945	2,091,064
Foreign currencies	751,796	656,183
Demand deposits	2,756,344	3,286,747
Fixed deposits	476,425	610,061

Total	8,281,510	6,644,055

(2)	Significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2015
Changes in other comprehensive income due to valuation of AFS financial assets	52,278	66,911
Changes in other comprehensive income (loss) of investment in associates	(2,965)	5,325
Changes in other comprehensive income (loss) of foreign currencies translation of foreign operations	(75,041)	41,293
Changes in other comprehensive income related to valuation of cash flow hedging	10,371	—
Changes in other comprehensive loss due to remeasurement of the net defined benefit liability	(52,788)	(52,029)
Changes in investments in associates due to equity swap and others	—	74,481
Changes in investments in associates due to accounts transfer	(156,727)	—
Changes in unpaid dividends on hybrid equity securities	23,560	30,190
Changes in payables due to intangible assets	—	125,496

7.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

(1)	Financial assets at FVTPL consist of as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Financial assets held for trading	5,702,350	5,120,062
Financial assets designated at FVTPL	15,459	12,595

Total	5,717,809	5,132,657

(2)	Financial assets held for trading are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Deposits:
Gold banking assets	21,423	24,884
Securities:
Debt securities
Korean treasury and government agencies	523,522	798,397
Financial institutions	1,442,051	1,175,303
Corporates	741,621	643,706
Equity securities	36,924	62,945
Beneficiary certificates	9,433	14,017
Securities loaned	6,808	10,313

Sub-total	2,760,359	2,704,681

Derivatives assets	2,920,568	2,390,497

Total	5,702,350	5,120,062

(3)	Financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Debt securities	3,314	986
Equity securities	12,145	11,609

Total	15,459	12,595

8.	AVAILABLE FOR SALE FINANCIAL ASSETS

AFS financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Debt securities:
Korean treasury and government agencies	3,870,812	3,558,789
Financial institutions	6,103,890	5,625,825
Corporates	4,038,338	3,887,981
Asset-backed securities	251,768	258,657
Bond denominated in foreign currencies	992,770	637,920
Sub-total	15,257,578	13,969,172
Equity securities	1,504,983	1,337,707
Beneficiary certificates	2,116,829	1,118,028
Securities loaned	560,814	720,010
Others	55,148	25,675

Total	19,495,352	17,170,592

9.	HELD TO MATURITY FINANCIAL ASSETS

HTM financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Korean treasury and government agencies	3,582,300	3,366,942
Financial institutions	4,909,447	4,138,250
Corporates	5,212,030	6,020,607
Bond denominated in foreign currencies	149,923	95,841

Total	13,853,700	13,621,640

10.	LOANS AND RECEIVABLES

(1)	Loans and receivables are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Due from banks	14,485,948	11,174,806
Loans	234,423,819	225,547,768
Other receivables	12,278,466	8,119,488

Total	261,188,233	244,842,062

(2)	Due from banks are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Due from banks in local currency:
Due from the Bank of Korea (“BOK”)	11,208,754	6,885,516
Due from depository banks	—	300,500
Due from non-monetary financial institutions	21,039	12,197
Due from the Korea Exchange	1,846	1,868
Others	47,254	34,525
Allowance for credit losses	(2,795)	(2,063)

Sub-total	11,276,098	7,232,543

Due from banks in foreign currencies:
Due from banks on demand	1,052,396	1,945,918
Time deposits	1,384,481	1,178,081
Others	777,406	822,888
Allowance for credit losses	(4,433)	(4,624)

Sub-total	3,209,850	3,942,263

Total	14,485,948	11,174,806

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

Financial institution	Counterparty	September 30, 2016	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The BOK	11,208,754	Reserve deposits under The BOK Act
Others	Shinhan Investment Corp. and others	46,942	Treasury stock trust contracts and others

		11,255,696

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	1,050,678	Reserve deposits under The BOK Act and others
Others	Central Bank of China and others	618,842	Deposit reserves and others

		1,669,520

		12,925,216

Financial institution	Counterparty	December 31, 2015	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The BOK	6,885,516	Reserve deposits under The BOK Act
Others	Samsung Securities Co., Ltd. and others	34,525	Reserve deposits of the futures and options and others

		6,920,041

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	1,944,976	Reserve deposits under The BOK Act and others
Others	The Central Bank of China and others	811,168	Reserve deposits and others

		2,756,144

		9,676,185

(4)	Details of loans are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Loans in local currency	190,962,372	185,154,851
Loans in foreign currencies	13,371,731	13,104,820
Domestic bankers’ letter of credit	3,786,630	4,805,433
Credit card accounts	6,423,923	6,099,219
Bills bought in foreign currencies	6,865,239	6,647,918
Bills bought in local currency	103,250	134,645
Factoring receivables	141,042	149,688
Advances for customers on guarantees	52,793	44,242
Privately placed bonds	357,902	330,889
Securitized loans	297,591	309,990
Call loans	2,572,865	2,758,156
Bonds purchased under resale agreements	10,883,803	7,583,743
Loan origination costs and fees	451,924	435,005
Others	160,876	45,622
Present value discount	(14,693)	(4,985)
Allowance for credit losses	(1,993,429)	(2,051,468)

Total	234,423,819	225,547,768

(5)	Details of other loan and receivables are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
CMA accounts	235,000	213,000
Receivables	9,514,661	5,648,159
Accrued income	1,035,305	971,179
Telex and telephone subscription rights and refundable deposits	1,034,554	1,056,309
Other receivables	597,496	650,743
Allowance for credit losses	(138,550)	(419,902)

Total	12,278,466	8,119,488

(6)	Changes in the allowances for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2016
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(203,433)	(1,686,194)	(145,810)	(442,620)	(2,478,057)
Net reversal of provision (net provision)	(65,153)	(506,360)	(139,591)	(11,664)	(722,768)
Recoveries of loans previously charged off	(41,780)	(147,918)	(32,248)	(19,233)	(241,179)
Charge-offs	120,805	508,131	169,135	215,338	1,013,409
Sales of loans and receivables	2,017	104,844	—	91,767	198,628
Unwinding effect	7,818	54,885	—	—	62,703
Others	50	36,263	1	(8,257)	28,057

Ending balance	(179,676)	(1,636,349)	(148,513)	(174,669)	(2,139,207)

	For the nine months ended September 30, 2015
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(326,435)	(2,128,090)	(129,117)	(370,264)	(2,953,906)
Net reversal of provision (net provision)	(105,574)	(797,882)	(128,622)	21,853	(1,010,225)
Recoveries of loans previously charged off	(19,315)	(75,788)	(24,184)	—	(119,287)
Charge-offs	195,933	744,335	134,387	334	1,074,989
Sales of loans and receivables	2,466	128,178	—	845	131,489
Unwinding effect	9,637	76,449	—	—	86,086
Others	360	87,865	(1)	9,334	97,558

Ending balance	(242,928)	(1,964,933)	(147,537)	(337,898)	(2,693,296)

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•	Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in over-the-counter (“OTC”) but not required significant judgment.

•	Level 3— fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2016
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	21,423	—	—	21,423
Debt securities	363,542	2,343,652	—	2,707,194
Equity securities	36,924	—	—	36,924
Beneficiary certificates	—	9,433	—	9,433
Securities loaned	6,808	—	—	6,808
Derivative assets	3,764	2,840,678	76,126	2,920,568

Sub-total	432,461	5,193,763	76,126	5,702,350

Financial assets designed at FVTPL
Debt securities	—	—	3,314	3,314
Equity securities	—	—	12,145	12,145

Sub-total	—	—	15,459	15,459

AFS financial assets
Debt securities	3,356,593	11,900,985	—	15,257,578
Equity securities	397,365	—	1,107,618	1,504,983
Beneficiary certificates	—	1,639,480	477,349	2,116,829
Securities loaned	427,515	133,299	—	560,814
Others	—	55,148	—	55,148

Sub-total	4,181,473	13,728,912	1,584,967	19,495,352

Derivative assets	—	273,445	54	273,499

Total	4,613,934	19,196,120	1,676,606	25,486,660

Financial liabilities:
Financial liabilities held for trading
Deposits	21,651	—	—	21,651
Derivative liabilities	2,558	2,893,543	62,959	2,959,060

Sub-total	24,209	2,893,543	62,959	2,980,711

Financial liabilities designated at FVTPL
Equity-linked securities	—	197	649,991	650,188
Debentures	—	94,850	—	94,850

Sub-total	—	95,047	649,991	745,038

Derivative liability	—	25,175	—	25,175

Total	24,209	3,013,765	712,950	3,750,924

	December 31, 2015
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	24,884	—	—	24,884
Debt securities	689,600	1,927,806	—	2,617,406
Equity securities	62,945	—	—	62,945
Beneficiary certificates	—	14,017	—	14,017
Securities loaned	10,313	—	—	10,313
Derivative assets	419	2,311,402	78,676	2,390,497

Sub-total	788,161	4,253,225	78,676	5,120,062

Financial assets designed at FVTPL
Debt securities	—	—	986	986
Equity securities	—	—	11,609	11,609

Sub-total	—	—	12,595	12,595

AFS financial assets
Debt securities	2,235,229	11,733,943	—	13,969,172
Equity securities	344,339	—	993,368	1,337,707
Beneficiary certificates	—	740,958	377,070	1,118,028
Securities loaned	615,570	104,440	—	720,010
Others	—	20,367	5,308	25,675

Sub-total	3,195,138	12,599,708	1,375,746	17,170,592

Derivative assets	—	177,155	5,973	183,128

Total	3,983,299	17,030,088	1,472,990	22,486,377

Financial liabilities:
Financial liabilities held for trading
Deposits	24,872	—	—	24,872
Derivative liabilities	136,845	2,365,375	78,607	2,580,827

Sub-total	161,717	2,365,375	78,607	2,605,699

Financial liabilities designated at FVTPL
Equity-linked securities	—	10,660	747,351	758,011
Debentures	—	96,851	—	96,851

Sub-total	—	107,511	747,351	854,862

Total	161,717	2,472,886	825,958	3,460,561

(*1)	There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers between the Levels at the end of reporting period within which events have occurred or conditions have changed.
(*2)	Certain AFS unquoted equity securities were measured at cost as of September 30, 2016 and December 31, 2015, that are amounting to 22,330 million Won and 42,451 million Won, respectively. These unquoted equity instruments mostly represent minority investments in structured entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value were not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, there were no indicators of impairments in these investments and the Group has no intention to dispose these investments in the foreseeable future.

Certain financial assets are carried at cost, even though under K-IFRS it is required to be remeasured at their fair value, since they do not have quoted market prices in an active market and cannot be measured reliably at fair value. The carrying amount of the financial assets which have been disposed for the nine months ended September 30, 2016 is 161 million Won and related loss from the disposals is 41 million Won.

Financial assets and liabilities designated at FVTPL, financial assets and liabilities held for trading, AFS financial assets, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group establishes the fair value using valuation techniques. Fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement technique	Input variables

Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate, credit spread

Equity securities

Among Discounted Cash Flow (“DCF”) Model, Free Cash Flow to Equity (“FCFE”) Model, comparable company analysis, dividend discount model, risk-adjusted rate of return method, and net asset value method, one or more methods are used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, corporate beta

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, and currency swap that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Financial instruments linked to stock prices or derivatives	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, correlation, volatility, credit spread, and foreign exchange rate

Debenture	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, forward rate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Correlation	0.31~0.861	Volatility of fair value increases as correlation increases
		Historical variability	27.5%~40.9%	Volatility of fair value increases as historical variability increase
		Credit risk adjustment ratio	99.73%	Fair value decreases as credit risk adjustment ratio increases
Derivative liabilities	Option valuation model and others	Correlation	0.31~0.861	Volatility of fair value increases as correlation increase
		Historical variability	27.5%~40.9%	Volatility of fair value increase due to historical variability increase
Equity-linked securities	Monte Carlo Simulation and others	Correlation	0.343~0.791

Compound financial instrument’s fair value increases as both of historical variability and correlation increase when correlation decreases, however, despite of increase of historical variability, the fair value of compound financial instrument may decrease

		Historical variability	15.1%~46.3%
Equity securities	External appraisal value and others	Expected growth rate	0%~1%	Fair value increases as expected growth rate increases

Fair value of financial assets and liabilities classified into level 3 is measured by the Group using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2016
	January 1, 2016	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	September 30, 2016
Financial assets:
Financial assets held for trading
Derivative assets (*3)	78,676	(2,881)	—	12,182	(11,311)	(540)	76,126
Financial assets designed at FVTPL
Debt securities	986	(181)	—	2,509	—	—	3,314
Equity securities	11,609	536	—	—	—	—	12,145

Sub-total	12,595	355	—	2,509	—	—	15,459

AFS financial assets
Equity securities (*4)	993,368	(4,944)	62,539	195,035	(120,925)	(17,455)	1,107,618
Beneficiary certificates	377,070	1,012	(1,510)	120,178	(19,401)	—	477,349
Others	5,308	594	(642)	—	(5,260)	—	—

Sub-total	1,375,746	(3,338)	60,387	315,213	(145,586)	(17,455)	1,584,967

Derivative assets	5,973	3,716	—	—	(9,635)	—	54

Total	1,472,990	(2,148)	60,387	329,904	(166,532)	(17,995)	1,676,606

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	78,607	886	—	—	(16,534)	—	62,959
Financial liabilities designated at FVTPL
Equity-linked securities	747,351	44,006	—	983	(142,349)	—	649,991

Total	825,958	44,892	—	983	(158,883)	—	712,950

(*1)	The loss amounting to 31,766 million Won for the nine months ended September 30, 2016, which is from financial assets and liabilities that the Group holds , has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the consolidated statement of comprehensive income.
(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	As the variables used for the valuation of currency related derivatives were observable in the market, such derivatives were transferred into level 2 from level 3.
(*4)	AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists.

	For the nine months ended September 30, 2015
	January 1, 2015	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	September 30, 2015
Financial assets:
Financial assets held for trading:
Derivative assets(*3)	49,274	56,040	—	(6,733)	(18,121)	(979)	79,481
Financial assets designed at FVTPL:
Equity-linked securities	6,066	—	—	—	(6,066)	—	—
Equity securities	10,567	578	—	—	—	—	11,145

Sub-total	16,633	578	—	—	(6,066)	—	11,145

AFS financial assets:
Equity securities (*4)	1,031,918	(32,274)	25,727	93,543	(95,823)	(13,123)	1,009,968
Beneficiary certificates	355,694	5,774	(11,875)	100,568	(59,768)	—	390,393
Others	14,241	(7,063)	1,697	—	(3,239)	—	5,636

Sub-total	1,401,853	(33,563)	15,549	194,111	(158,830)	(13,123)	1,405,997

Derivative assets	11,946	6,014	—	—	(11,680)	—	6,280

Total	1,479,706	29,069	15,549	187,378	(194,697)	(14,102)	1,502,903

Financial liabilities:
Financial liabilities held for trading:
Derivative liabilities (*3)	41,711	56,433	—	2,610	(16,736)	(1,202)	82,816
Financial liabilities designated at FVTPL:
Equity-linked securities(*5)	361,993	(100,825)	—	798,142	(300,560)	(197)	758,553

Total	403,704	(44,392)	—	800,752	(317,296)	(1,399)	841,369

(*1)	The loss amounting to 58,710 million Won for the nine months ended September 30, 2015, which is from financial assets and liabilities that the Group holds , has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the consolidated statement of comprehensive income.
(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	As the variables used for the valuation of equity related derivatives and interest rate related derivatives were observable in the market, such derivatives were transferred into level 2 from level 3.
(*4)	AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists.
(*5)	Since the observable market data for equity-linked securities became available, such assets and liabilities were transferred out of level 3 to level 2.

(4)	Sensitivity analysis through reasonable changes of the unobservable inputs used to measure Level 3 financial instruments are as follows:

The sensitivity analysis of the financial instruments is performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, and equity-linked securities of which fair value changes are recognized as net income; (2) equity securities and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table presents the sensitivity analysis which is based on reasonable estimates to explain the effect of reasonably possible alternative assumptions on the fair value of a level 3 financial instruments as of September 30, 2016 and December 31, 2015 (Unit: Korean Won in millions).

	As of September 30, 2016				As of December 31, 2015
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivative assets (*1)(*2)	7,928	(6,533)	—	—	10,674	(9,729)	—	—
Financial assets designed at FVTPL:
Equity securities (*6)	773	718	—	—	793	(739)	—	—
AFS financial Assets
Equity securities (*3)(*4)	—	—	33,965	(17,968)	—	—	37,648	(20,869)
Beneficiary certificates (*4)	—	—	2,645	(2,312)	—	—	4,102	(3,875)
Others (*5)	—	—			—	—	80	(80)

Total	8,701	(5,815)	36,610	(20,280)	11,467	(10,468)	41,830	(24,824)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)(*2)	8,261	(8,365)	—	—	13,469	(12,281)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	1,353	(1,345)	—	—	2,289	(2,247)	—	—

Total	9,614	(9,710)	—	—	15,758	(14,528)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate and currency related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing volatility of interest rate and credit risk adjustment ratio, which are major unobservable variables, by 10%, respectively.
(*2)	Both derivative assets (and liabilities) held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Among the equity securities, even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which are underlying assets and discount rate by 1%.
(*5)	Fair value changes of beneficiary certificates and other securities are calculated by increasing or decreasing price fluctuation of trust property or real estate which are underlying assets and discount rate by 1%. The price of trust property, real estates, and discount rate are major unobservable variables.
(*6)	Fair value changes are calculated by increasing or decreasing the discount rate, which are major unobservable variables, by 10%, respectively.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	As of September 30, 2016
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	704,169	13,302,003	—	14,006,172	13,853,700
Loans and receivables	—	—	264,985,717	264,985,717	261,188,233
Financial liabilities:
Deposits due to customers	—	220,761,868	—	220,761,868	220,465,585
Borrowings	—	17,287,754	—	17,287,754	17,220,127
Debentures	—	23,774,981	—	23,774,981	23,193,170
Other financial liabilities	—	26,725,471	—	26,725,471	26,725,880

	As of December 31, 2015
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	1,045,022	12,768,727	—	13,813,749	13,621,640
Loans and receivables	—	—	248,253,422	248,253,422	244,842,062
Financial liabilities:
Deposits due to customers	—	208,133,241	—	208,133,241	209,141,826
Borrowings	—	20,084,789	—	20,084,789	20,033,917
Debentures	—	22,288,472	—	22,288,472	21,898,859
Other financial liabilities	—	16,961,987	—	16,961,987	16,964,206

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using alternative assumptions through developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement technique	Input variables
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate, Credit spread

Loans and receivables

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, Credit spread, Prepayment-rate

Deposit due to customers, Borrowings and Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, Forward rate

12. DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

1)	Transferred financial assets that meet condition of derecognition

The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the separate financial statements of the Group through disposals, but the Group still have continuous involvements are as follows (Unit: Korean Won in millions):

	September 30, 2016
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

	December 31, 2015
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

(*)	For ex-post settling up amount of the collateral is not fixed yet, expected cash flow cannot be reliably measured as of September 30, 2016 and December 31, 2015, and the maximum exposure to loss is disclosed at the transfer price. Though the transfer does not qualify for derecognition in accordance with K-IFRS 1039 Financial Instrument: Recognition and Measurement, the Group derecognized the financial asset from the consolidated financial statements applying exception for retrospective application of transactions before the date of transition to IFRSs in K-IFRS 1101 First-time Adoption of K-IFRS.

2)	Transferred financial assets that are not derecognized in their entirety

a)	Disposal of securities under repurchase agreement

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		September 30, 2016	December 31, 2015
Transferred property	AFS financial assets	1,768,365	603,274
	HTM financial assets	7,129	139,340

	Total	1,775,494	742,614

Related liabilities	Disposal of securities under repurchase agreements	1,654,321	671,629

b)	Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period and therefore the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership. The carrying amounts of securities loaned are as follows (Unit: Korean Won in millions):

		September 30, 2016	December 31, 2015	Loaned to
Financial assets at FVTPL	Equity securities- listed stock	6,809	10,313	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	560,814	720,010	Korea Securities Finance Corporation and others

	Total	567,623	730,323

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are explained in Note 18.

(2)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032, Financial Instruments: Presentation. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables, respectively, and has been disclosed in loans and receivables or other financial liabilities of the Group’s statements of financial position, respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange, and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Group the right of, under the circumstances of the trading party’s defaults, insolvency, or bankruptcy, the offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency, or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange, and the net amount of payable spot exchange can be offset.

The Group has entered into a sale and repurchase agreements and accounted it as collateralized borrowing. Also, the Group has entered into a purchase and resale agreement and accounted it as secured loans. The repurchase and resale agreement can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of K-IFRS 1032, the Group recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables. The Group under the repurchase agreements has offsetting right only upon the counter-party’s default, insolvency or bankruptcy, thus the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement of which do not satisfy the offsetting criteria of K-IFRS 1032. The Group disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

As of September 30, 2016 and December 31, 2015, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as below (Unit: Korean Won in millions):

	September 30, 2016
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Master netting agreement	Cash collateral received
Financial assets:
Derivative assets and others (*1)	3,172,110	13,144	3,158,966	10,268,785	76,959	1,094,452
Receivable spot exchange (*2)	8,281,230	—	8,281,230
Bonds purchased under resale agreements (*2)	10,883,803	—	10,883,803	10,883,803	—	—
Domestic exchanges receivable (*2)(*5)	24,191,665	23,708,032	483,633	—	—	483,633

Total	46,528,808	23,721,176	22,807,632	21,152,588	76,959	1,578,085

	September 30, 2016
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Master netting agreement	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,412,650	13,144	3,399,506	10,636,837	9,930	1,031,834
Payable spot exchange (*3)	8,279,095	—	8,279,095
Bonds sold under repurchase agreements (*4)	1,654,321	—	1,654,321	1,654,321	—	—
Domestic exchanges payable (*3)(*5)	30,194,628	23,708,032	6,486,596	6,126,301	—	360,295

Total	43,540,694	23,721,176	19,819,518	18,417,459	9,930	1,392,129

(*1)	The items include derivatives held for trading, derivatives for hedging and equity linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2015
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Master netting agreement	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,573,107	8,857	2,564,250	5,615,376	53,162	1,239,821
Receivable spot exchange (*2)	4,344,109	—	4,344,109
Bonds purchased under resale agreements (*2)	7,583,743	—	7,583,743	7,583,743	—	—
Domestic exchanges receivable (*2)(*5)	29,980,302	29,467,000	513,302	—	—	513,302

Total	44,481,261	29,475,857	15,005,404	13,199,119	53,162	1,753,123

	December 31, 2015
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Master netting agreement	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,144,595	8,857	3,135,738	6,205,345	173,268	1,100,044
Payable spot exchange (*3)	4,342,919	—	4,342,919
Bonds sold under repurchase agreements (*4)	671,629	—	671,629	671,629	—	—
Domestic exchanges payable (*3)(*5)	31,493,204	29,467,000	2,026,204	2,020,717	—	5,487

Total	39,652,347	29,475,857	10,176,490	8,897,691	173,268	1,105,531

(*1)	The items include derivatives held for trading, derivatives for hedging and equity linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

		Percentage of ownership (%)		Financial statements as of
Subsidiaries	Main business	September 30, 2016	December 31, 2015
Woori Bank and Woori Private Equity Asset Management Company Ltd.:
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	Finance	26.4	26.4	September 30
Woori Bank:
Kumho Tire Co., Inc. (*1)(*2)	Manufacturing	14.2	14.2	June 30 (*3)
Woori Service Networks Co., Ltd. (*4)	Freight & staffing services	4.9	4.9	August 31 (*3)
Korea Credit Bureau Co., Ltd. (*5)	Credit information	9.9	9.9	September 30
Korea Finance Security Co., Ltd. (*4)	Security service	15.0	15.0	August 31 (*3)
United PF 1st Corporate Financial Stability (*13)	Finance	—	17.7	—
Chin Hung International Inc. (*2)	Construction	28.4	28.4	August 31 (*3)
Poonglim Industrial Co., Ltd. (*12)(*16)	”	31.1	30.7	June 30 (*3)
STX Engine Co., Ltd. (*1)(*2)	Manufacturing	29.2	29.2	June 30 (*3)
Samho International Co., Ltd. (*1)(*2)	Construction	7.8	7.8	September 30
Force TEC Co., Ltd. (*6)	Freight & staffing services	34.4	34.4	—
Hana Construction Co., Ltd. (*14)	Construction	—	22.4	—
STX Corporation (*1) (*2)(*16)	Wholesale of non-specialized goods	15.0	15.0	June 30 (*3)
Osung LST Co., Ltd. (*1) (*2)(*15)	Manufacturing	11.	11.1	June 30 (*3)
Saman Corporation (*5)	General construction Technology service	9.2	9.2	June 30 (*3)
Dongwoo C & C Co., Ltd. (*6)	Construction	23.2	23.2	—
SJCO Co., Ltd. (*6)	Aggregate transportation and wholesale	26.5	26.5	—
Ilyang construction Co., Ltd. (*14)	Construction	—	40.0	—
G2 Collection Co., Ltd. (*6)	Wholesale and retail sales	28.9	28.9	—
The Base Enterprise Co., Ltd. (*6)(*10)	Manufacturing	48.4	—	—
Heungjiwon Co., Ltd. (*6)(*10)	Other printing	27.8	—	—
Kyesan Engineering Co., Ltd. (*6)(*10)	Construction	23.2	—	—
Good Software Lap Co., Ltd. (*6)(*10)	Service	28.9	—	—
Wongwang Co., Ltd. (*6)(*10)	Wholesale and real estate	29.0	—	—
Sejin Construction Co., Ltd. (*6)(*9)	Construction	29.6	—	—

		Percentage of ownership (%)		Financial statements as of
Subsidiaries	Main business	September 30, 2016	December 31, 2015
Gachi Staff Co.,Ltd. (*6)(*10)	Wholesale of Luggage and Travel Related Accessories	27.1	—	—
Deokwon Food Co., Ltd . (*6)(*10)	Processing, Preserving of Poultry Products	27.3	—	—
QTS Shipping Co., Ltd. (*6)(*9)	Freight Transport Brokerage, Agency and Other Supporting Transport Services	49.4	—	—
Woori Growth Partnerships New Technology Private Equity Fund (*11)	Other financial business	23.1	—	September 30
Woori Private Equity Fund:
Woori Renaissance Holdings (*7)	Other financial business	51.6	51.6	September 30
Woori Private Equity Asset Management Company Ltd.:
Woori Columbus First PEF (*8)	Other financial business	—	1.9	September 30

(*1)	The Group has significant influence on these entities through its position in the creditors’ council which is the decision making body regarding to financial and operational policies of associates.
(*2)	The investments in associates that have quoted market prices are Kumho Tire Co., Ltd. (current period: KRW 11,300, previous year: KRW 6,730), Chin Hung International Inc. (current period: KRW 1,905, previous year: KRW 2,300), STX Engine Co., Ltd (current period: KRW 6,730, previous year: KRW 6,800), Samho International Co., Ltd. (current period: KRW 17,100, previous year: KRW 15,550), STX Corporation. (Current period: KRW 2,450, previous year KRW 3,435), and Osung LST Co., Ltd. (Previous year: KRW 795).
(*3)	The significant transactions and events between the end of reporting dates of the investees and the investors have been properly adjusted.
(*4)	The significant business of Woori Service Network Co., Ltd. and Korea Finance Security Co., Ltd. is transacted mostly with the Group.
(*5)	The Group can participate in decision-making body and exercise significant influence over Korea Credit Bureau Co., Ltd. and Saman Corporation. through business partnerships.
(*6)	The carrying value of investments in Force TEC Co., Ltd. and Dongwoo C & C Co., Ltd., SJCO Co.,Ltd., and G2 collection Co., Ltd., The Base Enterprise Co., Ltd., Heungjiwon Co., Ltd., Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Wongwang Co., Ltd., Sejin Construction Co., Ltd., Gachi Staff Co., Ltd., Deokwon Food Co., Ltd. and QTS Shipping Co.,Ltd. is nil as of September 30, 2016 and December 31, 2015, respectively.
(*7)	The Group owns more than 50% ownership of Woori Renaissance Holdings, however, the investment in this entity is accounted for using equity method as the ownership right and related contracts meet the definition of joint arrangement under K-IFRS 1111 Joint Arrangements.
(*8)	As a general partner of Woori Columbus First PEF, the Group has significant influence over the entity’s operational and financial policy making process, including participating in dividend or other distribution. As such, the investment in this entity is accounted for using equity method. Meanwhile, as of September 30, 2016, original investments in the associates were returned.
(*9)	Due to debt-equity swap and conversion of convertible bonds occurred for the nine months ended September 30, 2016 the ownership interest of Sejin Construction Co., Ltd., QTS Shipping Co., Ltd. has increased.
(*10)	Even though the Group’s ownership ratio of the entity was more than 20%, it did not have significant influence over the entity due to the fact that the entity was going through workout process under receivership, thus it was excluded from the investment in associates. However, as the workout was over during the year ended September 30, 2016, it has been included in the investment in associates.
(*11)	Due to capital contribution by the Group occurred during the nine months ended September 30, 2016, it has been included in the investment in associates.
(*12)	Due to acquisition of treasury stock of Poonglim Industrial Co., Ltd. during the nine months ended September 30, 2016, Percentage of ownership increased.
(*13)	As the Group lost significant influence over United PF 1st Corporate Financial Stability during the nine months ended September 30, 2016, it was excluded from the investment in associates.
(*14)	As the Group sold its ownership interests in the entities during the nine months ended September 30, 2016, they were excluded from the investment in associates
(*15)	Due to transfers to assets held for sale occurred during the nine months ended September 30, 2016, it was excluded from the investments in associates.
(*16)	Equity method was suspended on the investee due to accumulated loss on equity method exceeded the value of Investments in subsidiaries and associates for the nine months ended September 30, 2016

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2016
	Acquisition cost	January 1, 2016	Share of profits (losses)	Acquisition (*1)	Disposal and others (*2)(*3)	Dividends	Change in Capital	Impairment	September 30, 2016
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	43,917	56,044	1,929	—	(12,286)	(5,607)	—	—	40,080
Kumho Tire Co., Inc.	175,652	214,050	(9,770)	—	—	—	1,828	—	206,108
Woori Service Networks Co., Ltd.	108	139	9	—	—	(12)	—	—	136
Korea Credit Bureau Co., Ltd.	3,313	5,291	147	—	—	(135)	—	—	5,303
Korea Finance Security Co., Ltd.	3,266	3,711	(278)	—	—	(54)	—	—	3,379
United PF 1st Corporate financial stability	172,441	187,592	3,265	—	(190,857)	—	—	—	—
Chin Hung International Inc.	89,725	43,936	(637)	—	—	—	89	—	43,388
Poonglim Industrial Co., Ltd.	13,916	5,313	(2,346)	—	—	—	(2,967)	—	—
STX Engine Co., Ltd.	92,038	51,276	(3,444)	—	—	—	(1,563)	—	46,269
Samho Co., Ltd.	7,492	14,325	3,470	—	—	—	—	—	17,795
STX Corporation	42,215	4,251	(8,179)	—	—	—	3,928	—	—
Osung LST Co., Ltd.	15,405	10,985	(2,903)	—	(6,928)	—	19	(1,173)	—
Saman Corporation	8,521	8,521	418	—	—	—	(74)	—	8,865
K-Growth crowd 2step Fund	800	—	(13)	800	(787)	—	—	—	—
Woori Growth Partnerships New Technology Private Equity Fund	9,561	—	(491)	9,561	—	—	—	—	9,070
Woori Renaissance Holdings	63,000	37,121	2,020	—	—	(2)	—	—	39,139
Woori Columbus First PEF	1,200	1,306	(43)	—	(1,065)	(198)	—	—	—

	738,430	643,861	(16,846)	10,361	(211,923)	(6,008)	1,260	(1,173)	419,532

(*1)	AFS financial assets decreased by 5,421 million Won through transfers to investments in associates occurred during the nine months ended September 30, 2016
(*2)	Investments in associates decreased by 155,220 million Won through transfers to AFS financial assets occurred during the nine months ended September 30, 2016.

(*3)	Investments in associates decreased by 6,928 million Won through transfers to assets held for sale occurred during the nine months ended September 30, 2016.

	For the nine months ended September 30, 2015
	Acquisition cost	January 1, 2015	Share of profits (losses)	Acquisition (*)	Disposal and others	Dividends	Change in Capital	Impairment	Other changes	September 30, 2015
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	81,608	100,436	4,340	—	(21,525)	(13,120)	—	—	—	70,131
Kumho Tire Co., Inc.	175,652	224,829	(10,976)	—	—	—	5,391	—	—	219,244
Woori Service Networks Co., Ltd.	108	130	14	—	—	(12)	—	—	—	132
Korea Credit Bureau Co., Ltd.	2,215	3,378	204	—	—	—	—	—	—	3,582
Korea Finance Security Co., Ltd.	3,337	4,272	(47)	—	(82)	(55)	—	—	—	4,088
United PF 1st Corporate financial stability	191,617	203,418	2,741	—	(19,178)	—	—	—	—	186,981
Chin Hung International Inc.	60,275	28,491	(15,515)	29,451	—	—	472	—	—	42,899
Poonglim Industrial Co., Ltd.	13,917	—	5,443	—	—	—	(1,403)	(14,296)	15,775	5,519
STX Engine Co., Ltd.	47,008	2,292	5,093	45,030	—	—	2,191	—	6,032	60,638
Samho Co., Ltd.	7,492	11,257	1,973	—	—	—	52	—	—	13,282
STX Corporation	42,215	14,348	(3,835)	—	—	—	563	—	109	11,185
Osung LST Co., Ltd.	15,405	18,482	(4,590)	—	—	—	17	(36,486)	30,661	8,084
Phoenix Digital Tech Co., Ltd.	1,334	—	1,610	—	(1,610)	—	—	—	—	—
Woori Renaissance Holdings	63,000	36,019	3,839	—	—	(2,416)	—	—	—	37,442
Woori Columbus First PEF	1,200	1,084	177	—	—	—	—	—	—	1,261

	706,383	648,436	(9,529)	74,481	(42,395)	(15,603)	7,283	(50,782)	52,577	664,468

(*)	Investments in associates increased by 74,481 million won through transfers between accounts, such as loan-equity swap occurred during the nine months ended September 30, 2015.

(3)	Summary financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	September 30, 2016
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	151,534	222	10,624	7,322
Kumho Tire Co., Inc.	5,152,241	3,943,631	1,446,604	(21,938)
Woori Service Networks Co., Ltd.	4,501	1,750	10,836	612
Korea Credit Bureau Co., Ltd.	61,925	10,918	35,792	601
Korea Finance Security Co., Ltd.	32,114	9,596	37,983	714
Chin Hung International Inc.	457,530	389,566	402,056	2,040
Poonglim Industrial Co., Ltd.	312,667	328,761	103,780	(12,353)
STX Engine Co., Ltd.	896,407	789,566	244,984	(11,960)
Samho Co., Ltd.	754,262	527,226	642,744	43,814
STX Corporation	994,143	1,286,820	833,488	(364,726)
Saman Corporation	105,443	67,439	49,515	4,546
Woori Growth Partnerships New Technology Private Equity Fund	39,793	491	26	(1,533)
Woori Renaissance Holdings Inc.	118,721	47,610	5,450	3,912
Woori Columbus First PEF	812	503	3,763	(445)

	December 31, 2015
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	212,171	414	49,264	35,099
Kumho Tire Co., Inc.	5,197,002	3,926,952	3,039,519	(27,893)
Woori Service Networks Co., Ltd.	4,577	1,772	14,661	824
Korea Credit Bureau Co., Ltd.	63,960	13,076	53,184	2,005
Korea Finance Security Co., Ltd.	30,195	5,457	50,932	1,890
United PF 1st Corporate Financial Stability	1,088,325	30,390	117,579	18,911
Chin Hung International Inc.	516,305	446,412	624,110	(39,936)
Poonglim Industrial Co., Ltd.	352,683	331,801	206,904	13,185
STX Engine Co., Ltd.	958,468	834,499	417,125	36,615
Samho Co., Ltd.	709,109	526,379	892,871	39,664
STX Corporation	1,232,014	1,181,593	1,236,168	(44,404)
Osung LST Co., Ltd.	125,859	42,981	38,767	(30,108)
Saman Corporation	80,970	49,334	114,592	(116,019)
Woori Renaissance Holdings Inc.	95,421	28,218	12,013	6,813
Woori Columbus First PEF	68,466	562	12,158	11,570

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of September 30, 2016 and December 31, 2015, are as follows:

	September 30, 2016
	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd. (*)	465,050	23.0
Saenuel Co., Ltd. (*)	3,531	37.4
E Mirae Tech Co., Ltd. (*)	7,696	41.0
Jehin Trading Co., Ltd. (*)	81,610	27.3
NK Eng. Co., Ltd. (*)	697,033	23.1
The season Co., Ltd. (*)	18,187	30.1
Yuil PESC Co., Ltd. (*)	8,642	24.0
DOWOO (*)	13,477	41.9
Reading Doctors Co., Ltd. (*)	7,398	35.4
Daea SNC Co., Ltd.(*)	1,253	24.0

(*)	Even though the Group’s ownership ratio of the entity is more than 20% as a limited partner, it is determined that the Group does not have significant influence over the entity since the Group cannot exercise significant influence in the decision making bodies, such as investment committee, thus it has been excluded from the investment in associates.

	As of December 31, 2015
	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd. (*)	465,050	23.0
The Base Enterprise Co., Ltd. (*)	68,470	48.4
Saenuel Co., Ltd. (*)	3,531	37.4
Heungjiwon Co., Ltd. (*)	32,849	27.8
E Mirae Tech Co., Ltd. (*)	7,696	41.0
Jehin Trading Co., Ltd. (*)	81,610	27.3
NK Eng Co., Ltd. (*)	697,033	23.1
The season Co., Ltd. (*)	18,187	30.1
Deokwon Food Co., Ltd. (*)	14,300	27.3
Yuil PESC Co., Ltd. (*)	8,642	24.0
Kyesan Engineering Co.,Ltd. (*)	60,581	23.2
Good Software Lab Co.,Ltd. (*)	17,121	28.9
DOWOO (*)	13,477	41.9
Reading Doctors Co., Ltd. (*)	7,398	35.4
Orient Star Logistics Co., Ltd. (*)	17,293	22.3
Wongwang Co., Ltd. (*)	2,590	29.0

(*)	Even though the Group’s ownership ratio of the entity is more than 20% as a limited partner, it is determined that the Group does not have significant influence over the entity since the Group cannot exercise significant influence in the decision making bodies, such as investment committee, thus it has been excluded from the investment in associates.

(5)	As of September 30, 2016 and December 31, 2015, the reconciliations from the net assets of associates based on the ownership ratio of the Group to its corresponding book value of investment in joint ventures and associates are as follow (Unit: Korean Won in millions except for ownership):

	As of September 30, 2016
	Net assets	Ownership (%)	Net assets of associates (or joint ventures)	cost-book value differential	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	151,312	26.4	39,943	—	—	137	40,080
Kumho Tire Co., Inc. (*)	1,096,039	14.2	155,100	48,459	—	2,549	206,108
Woori Service Networks Co., Ltd.	2,751	4.9	136	—	—	—	136
Korea Credit Bureau	51,007	9.9	5,056	247	—	—	5,303
Korea Finance Security Co., Ltd.	22,518	15.0	3,379	—	—	—	3,379
Chin Hung International Inc. (*)	66,780	28.4	18,989	24,565	—	(166)	43,388
Poonglim Industrial Co., Ltd. (*)	(108,356)	31.1	(33,748)	52,612	(22,472)	3,608	—
STX Engine Co., Ltd.	106,841	29.2	31,235	14,954	—	80	46,269
Samho Co., Ltd.	227,036	7.8	17,795	—	—	—	17,795
STX Corporation (*)	(292,783)	15.0	(43,852)	24,614	(28,370)	47,608	—
Saman Corporation	38,004	9.2	3,492	5,373	—	—	8,865
Woori Growth Partnerships New Technology Private Equity Fund	39,302	23.1	9,070	—	—	—	9,070
Woori Renaissance Holdings	71,111	51.6	36,722	—	(6,441)	8,858	39,139
Woori Columbus First PEF	309	—	—	—	—	—	—

(*1)	The net asset amount is after reflecting preferred stocks.

	As of December 31, 2015
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	cost-book value differentia	Impairment	Intercompany transaction and others	Book Value
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	211,757	26.4	55,900	—	—	144	56,044
Kumho Tire Co., Inc. (*)	1,152,161	14.2	163,042	48,459	—	2,549	214,050
Woori Service Networks Co., Ltd.	2,805	4.9	139	—	—	—	139
Korea Credit Bureau	50,884	9.9	5,043	248	—	—	5,291
Korea Finance Security Co., Ltd.	24,738	15.0	3,711	—	—	—	3,711
United PF 1st Corporate financial stability	1,057,935	17.7	187,538	—	—	54	187,592
Chin Hung International Inc. (*)	68,132	28.4	19,374	24,566	—	(4)	43,936
Poonglim Industrial Co., Ltd. (*)	(58,065)	30.7	(17,837)	45,622	(22,472)	—	5,313
STX Engine Co., Ltd. (*)	123,969	29.2	36,230	14,927	—	119	51,276
Samho International Co., Ltd.	182,730	7.8	14,325	—	—	—	14,325
STX Corporation	50,421	15.0	7,552	24,610	(28,370)	459	4,251
Osung LST Co., Ltd.	82,878	11.1	9,238	35,597	(33,839)	(11)	10,985
Saman Corporation	31,636	9.2	2,911	5,610	—	—	8,521
Woori Renaissance Holdings	67,203	51.6	34,677	—	(6,441)	8,885	37,121
Woori Columbus First PEF	67,904	1.9	1,304	6	—	(4)	1,306

(*)	The net asset amount is after reflecting preferred stocks.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Acquisition cost	396,528	376,192
Accumulated depreciation	(28,465)	(24,696)

Net carrying value	368,063	351,496

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2015
Beginning balance	351,496	357,550
Acquisition	3,133	—
Depreciation	(2,839)	(2,899)
Transfer	16,319	1,794
Foreign currencies translation adjustments	(46)	63

Ending balance	368,063	356,508

(3)	Fair value of investment properties is amounting to 383,673 million Won and 371,890 million Won as of September 30, 2016 and December 31, 2015, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies, is classified as level 3 on the fair value hierarchy as of September 30, 2016 and December 31, 2015.

(4)	Rental fee earned from investment properties is amounting to 3,658 million Won and 4,071 million Won for the nine months ended September 30, 2016 and 2015, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Premises and equipment are as follows (Unit: Korean Won in millions):

	September 30, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,478,038	844,485	989,591	436,223	3,015	20	3,751,372
Accumulated depreciation	—	(156,205)	(804,950)	(352,274)	—	(17)	(1,313,446)

Net carrying value	1,478,038	688,280	184,641	83,949	3,015	3	2,437,926

	December 31, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,493,628	843,343	965,820	405,801	522	20	3,709,134
Accumulated depreciation	—	(139,326)	(772,529)	(326,057)	—	(16)	(1,237,928)

Net carrying value	1,493,628	704,017	193,291	79,744	522	4	2,471,206

(2)	Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,493,628	704,017	193,291	79,744	522	4	2,471,206
Acquisition	—	11,386	52,390	16,307	2,575	—	82,658
Disposal	(30)	—	(206)	(1,583)	(67)	—	(1,886)
Depreciation	—	(19,017)	(61,353)	(40,082)	—	(1)	(120,453)
Reversal of impairment loss	—	—	7	—	—	—	7
Classified to assets held for sale	(4,368)	(2,941)	—	—	—	—	(7,309)
Foreign currencies translation adjustments	(139)	(163)	(815)	(965)	(15)	—	(2,097)
Transfer	(11,198)	(5,121)	—	—	—	—	(16,319)
Others	145	119	1,327	30,528	—	—	32,119

Ending balance	1,478,038	688,280	184,641	83,949	3,015	3	2,437,926

	For the nine months ended September 30, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,514,698	706,524	209,588	70,185	102	5	2,501,102
Acquisition	2,628	16,643	43,444	25,904	496	—	89,115
Disposal	(10,648)	(115)	(630)	(1,577)	(79)	—	(13,049)
Depreciation	—	(18,545)	(63,976)	(28,536)	—	—	(111,057)
Classified to assets held for sale	(4,045)	(3,224)	—	—	—	—	(7,269)
Foreign currencies translation adjustments	(744)	(717)	361	576	(1)	(1)	(526)
Transfer	(10,272)	8,478	—	—	—	—	(1,794)
Others	—	(224)	(237)	10,552	(48)	—	10,043

Ending balance	1,491,617	708,820	188,550	77,104	470	4	2,466,565

16.	INTANGIBLE ASSETS AND GOODWILL

(1)	Intangible assets are as follows (Unit: Korean Won in millions):

	September 30, 2016
	Goodwill	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	102,823	172,539	654	216,143	646,379	28,209	1,166,747
Accumulated amortization	—	(143,667)	(377)	(155,056)	(442,880)	—	(741,980)
Accumulated impairment losses	—	—	—	—	(88)	(6,136)	(6,224)

Net carrying value	102,823	28,872	277	61,087	203,411	22,073	418,543

	December 31, 2015
	Goodwill	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	103,525	170,709	651	193,020	605,821	30,024	1,103,750
Accumulated amortization	—	(132,538)	(307)	(141,663)	(400,714)	—	(675,222)
Accumulated impairment losses	—	—	—	—	(3,338)	(5,384)	(8,722)

Net carrying value	103,525	38,171	344	51,357	201,769	24,640	419,806

(2)	Changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2016
	Goodwill	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	103,525	38,171	344	51,357	201,769	24,640	419,806
Acquisition	—	2,029	4	23,104	41,244	1,902	68,283
Disposal	—	—	—	—	(23)	(3,408)	(3,431)
Amortization	—	(11,328)	(71)	(13,373)	(43,063)	—	(67,835)
Reversal of impairment loss	—	—	—	—	3,231	(923)	2,308
Foreign currencies translation adjustments	(839)	—	—	(1)	(898)	(115)	(1,853)
Others	137	—	—	—	1,151	(23)	1,265

Ending balance	102,823	28,872	277	61,087	203,411	22,073	418,543

	For the nine months ended September 30, 2015
	Goodwill	Software	Industrial rights	Development cost	Others	Membership	Total
Beginning balance	107,541	47,821	328	55,337	60,807	23,894	295,728
Acquisition	—	5,000	27	7,958	184,603	—	197,588
Disposal	—	(189)	—	(1,500)	(12)	—	(1,701)
Amortization	—	(12,606)	(59)	(14,583)	(40,283)	—	(67,531)
Impairment loss	—	—	—	—	(6)	(118)	(124)
Foreign currencies translation adjustments	(8,102)	1	—	2	(1,512)	145	(9,466)
Others	(202)	—	—	—	—	1,056	854

Ending balance	99,237	40,027	296	47,214	203,597	24,977	415,348

17.	ASSETS HELD FOR SALE

Assets held for sale recognized are 14,445 million Won and 17,904 million Won as of September 30, 2016 and December 31, 2015, respectively.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		September 30, 2016
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks in local currency	Samsung Securities and others	33,715	Deposits for Futures and Options Transaction and others
	Due from banks in foreign currencies	Korea Investment & Securities and others	270,231	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Industrial and financial debt securities and others	Yuanta Securities and others	439,057	Substitute securities and others
	Korean treasury and government agencies bonds	Korea Securities Depository and others	1,768,365	Related to bonds sold under repurchase agreements (*)
AFS financial assets	Financial institutions debt securities and others	The BOK and others	3,403,148	Settlement risk and others
	Korean treasury and government agencies bonds	Korea Securities Depository	7,129	Related to bonds sold under repurchase agreements (*)
HTM financial assets	Korean treasury and government agencies bonds and others	The BOK and others	5,923,230	Settlement risk and others
Lands and buildings		Credit Counselling & Recovery Service and others	10,091	Leasehold rights and others

		Total	11,854,966

		December 31, 2015
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks in local currency	Samsung Securities and others	30,438	Deposits for Futures and Options Transaction and others
	Due from banks in foreign currencies	Korea Investment & Securities and others	452,860	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Industrial and financial debt securities and others	Yuanta Securities and others	220,897	Substitute securities and others
	Korean treasury and government agencies bonds	Banco Bilbao Vizcaya Argentaria and others	603,274	Related to bonds sold under repurchase agreements (*)
AFS financial assets	Financial institutions debt securities and others	The BOK and others	3,595,581	Settlement risk and others
	Korean treasury and government agencies bonds	Nomura Securities and others	139,340	Related to bonds sold under repurchase agreements (*)
HTM financial assets	Korean treasury and government agencies bonds and others	The BOK and others	4,657,667	Settlement risk and others
Lands and buildings		Credit Counselling & Recovery Service and others	6,468	Leasehold rights and others

		Total	9,706,525

(*)	The Group enters into the repurchase agreements at predetermined price or original sale price added with certain rate of return after the disposal of securities. In this regards, the securities are provided as collaterals, and the purchasers are eligible to dispose or provide them as collateral. Therefore, as such securities have been transferred but have not been derecognized, the Group recognizes the relevant amount as liability (bond sold under repurchase agreements).

(2)	The carrying amounts of buildings acquired through foreclosure are as follow (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Land	27	28
Buildings	208	596

Total	235	624

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		September 30, 2016	December 31, 2015	Loaned to
Financial assets at FVTPL	Equity securities- listed stock	6,809	10,313	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	560,814	720,010	Korea Securities Finance Corporation and others

Total		567,623	730,323

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities relates to Securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties as of September 30, 2016 and December 31, 2015 are as follows (Unit: Korean Won in millions):

	September 30, 2016
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	11,127,871	—

	December 31, 2015
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	7,661,656	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Prepaid expenses	190,621	124,080
Advance payments	1,811	1,008
Non-operative assets	235	624
Others	19,738	17,574

Total	212,405	143,286

20.	FINANCIAL LIABILITY AT FVTPL

(1)	Financial liabilities at FVTPL consist of as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Financial liabilities held for trading	2,980,711	2,605,699
Financial liabilities designated at FVTPL	745,038	854,862

Total	3,725,749	3,460,561

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Deposits due to Customers:
Gold banking liabilities	21,651	24,872
Derivative liabilities	2,959,060	2,580,827

Total	2,980,711	2,605,699

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Equity linked securities index:
Equity-linked securities index in short position	650,188	758,011
Debentures:
Debentures in local currency	94,850	96,851

Total	745,038	854,862

(4)	Credit risk adjustments to financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the nine months ended
	September 30, 2016	September 30, 2015
Financial liabilities designated at FVTPL subject to credit risk adjustments	745,038	866,669
Changes in fair value for credit risk adjustments	(841)	(324)
Accumulated changes of credit risk adjustments	(15,814)	(14,775)

In measuring derivative liabilities at fair value, credit risk adjustments reflect the Group’s own credit risk. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit ratings.

(5)	The differences between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Carrying amount	745,038	854,862
Nominal amount at maturity	905,212	1,086,365

Differences	(160,174)	(231,503)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Deposits in local currency:
Deposits on demand	9,206,686	9,728,839
Time deposits	184,063,819	175,598,522
Mutual installment	38,108	40,888
Deposits on notes payables	890,828	687,579
Deposits on CMA	232,483	235,089
Certificate of deposits	3,802,876	2,435,087
Other deposits	1,326,495	1,304,348

Sub-total	199,561,295	190,030,352

Deposits in foreign currencies	20,930,400	19,129,214
Present value discount	(26,110)	(17,740)

Total	220,465,585	209,141,826

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings as are as follows (Unit: Korean Won in millions):

	September 30, 2016
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,438,803
Borrowings from government funds	Small and Medium Business Corporation and others	0.0 ~ 3.5	1,518,763
Others	The Korea Development Bank and others	0.0 ~ 3.8	4,112,004

Sub-total			7,069,570

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 7.8	7,402,474
Offshore borrowings in foreign currencies	Wells Fargo and others	0.2 ~ 1.3	31,208

Sub-total			7,433,682

Bills sold	Others	0.0 ~ 1.6	24,200
Call money	Banks and others	0.1 ~ 3.5	1,039,223
Bonds sold under repurchase agreements	Other financial institutions	0.6 ~ 4.5	1,654,321
Present value discount			(869)

Total			17,220,127

	December 31, 2015
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,475,991
Borrowings from government funds	Small and Medium Business Corporation and others	0.0 ~ 3.5	1,535,953
Others	The Korea Development Bank and others	0.0 ~ 4.9	4,508,662

Sub-total			7,520,606

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea	0.0 ~ 4.6	9,733,694
Offshore borrowings in foreign currencies	Zuercher Kantonalbank and others	0.3 ~ 0.9	32,945

Sub-total			9,766,641

Bills sold	Others	0.0 ~ 2.6	37,501
Call money	Banks and others	0.0 ~ 5.2	2,039,051
Bonds sold under repurchase agreements	Other financial institutions	0.8 ~ 4.5	671,629
Present value discount			(1,511)

Total			20,033,917

(2)	Debentures are as follows (Unit: Korean Won in millions):

	September 30, 2016		December 31, 2015
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond(*)
Ordinary bonds	1.1 ~ 11.8	17,978,274	0.2 ~ 12.0	16,868,054
Subordinated bonds	3.0 ~ 12.6	5,245,213	3.4 ~ 13.0	5,055,311
Other bonds	17.0	4,006	17.0	4,006

Sub-total		23,227,493		21,927,371

Discounts on bond		(34,323)		(28,512)

Total		23,193,170		21,898,859

(*)	The debentures of 3,413,409 million Won and 3,148,073 million Won as of September 30, 2016 and December 31, 2015, respectively, which are being hedged against risks of changes in fair value.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Asset retirement obligation	58,708	39,121
Provision for guarantee (*1)	232,437	364,141
Provision for loan commitments	97,344	85,313
Provision for credit card points	15,417	5,445
Other provisions (*2)	16,938	22,581

Total	420,844	516,601

(*1)	Provision for guarantee includes provision for financial guarantee of 66,075 million Won and 77,322 million Won as of September 30, 2016 and December 31, 2015, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery and others.

(2)	Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2016
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	364,141	85,313	5,445	22,581	477,480
Provisions provided	4,513	13,247	16,882	3,871	38,513
Provisions used	(81,410)	(20)	(6,950)	(9,508)	(97,888)
Reversal of unused amount	(68,532)	(1,153)	—	—	(69,685)
Transfer	—	—	40	—	40
Others	13,725	(43)	—	(6)	13,676

Ending balance	232,437	97,344	15,417	16,938	362,136

	For the nine months ended September 30, 2015
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	509,320	90,449	5,548	56,959	662,276
Provisions provided	3,443	4,533	12,897	55,304	76,177
Provisions used and others	(22,196)	69	(13,145)	(84,850)	(120,122)
Reversal of unused amount	(87,227)	(5,283)	—	—	(92,510)
Others	20,269	(45)	—	(5)	20,219

Ending balance	423,609	89,723	5,300	27,408	546,040

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2015
Beginning balance	39,121	29,733
Provisions provided	1,437	1,124
Provisions used	(706)	(711)
Amortization of present value discount	347	296
Reversal of provision unused	—	(179)
Increase in asset retirement expense and others	18,509	8,802

Ending balance	58,708	39,065

24.	NET DEFINED BENEFIT LIABILITY

The characteristics of the Group’s defined benefit plans characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through Defined Benefit Retirement Pension Plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on the yield of high quality corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of high quality corporate bonds	A decrease in profitability of high quality corporate bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit liabilities.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	The net defined benefit liability is as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Defined benefit obligation	1,058,124	901,219
Fair value of plan assets	(988,032)	(801,528)

Net defined benefit liability	70,092	99,691

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2015
Beginning balance	901,219	683,961
Current service cost	115,148	99,488
Interest cost	18,038	15,877
Remeasurements	63,649	64,145
Foreign currencies translation adjustments	(10)	(5)
Retirement benefit paid	(31,047)	(19,910)
Curtailment or settlement	(9,243)	(8,231)
Others	370	8

Ending balance	1,058,124	835,333

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2015
Beginning balance	801,528	608,370
Interest income	18,571	16,317
Remeasurements	(5,945)	(4,463)
Employer’s contributions	218,250	170,715
Retirement benefit paid	(30,208)	(17,991)
Curtailment or settlement	(8,905)	(8,239)
Others	(5,259)	(14,427)

Ending balance	988,032	750,282

(4)	Plan assets wholly consist of time deposits as of September 30, 2016 and December 31, 2015, respectively. Among plan assets, realized returns on plan assets amount to 12,626 million Won and 11,854 million Won for the nine months ended September 30, 2016 and 2015, respectively.

(5)	Current service cost, net interest expense, past service cost, loss on the curtailment or settlement and remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2015
Current service cost	115,148	99,488
Net interest income	(533)	(440)
Loss(gain) on the curtailment or settlement	(338)	8

Cost recognized in net income	114,277	99,056
Remeasurements	69,594	68,608

Cost recognized in total comprehensive income	183,871	167,664

Cost recognized in net income related to defined contribution plans are recognized 3,095 million Won and 2,431 million Won for the nine months ended September 30, 2016 and 2015, respectively.

(6)	Key actuarial assumptions used in defined benefit liability assessment are as follows:

	September 30, 2016	December 31, 2015
Discount rate	2.14%	2.83%
Future wage growth rate	6.31%	6.35%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		Defined benefit obligation as of
		September 30, 2016	December 31, 2015
Discount rate	Increase by 1% point	(119,136)	(101,026)
	Decrease by 1% point	139,485	118,879
Future wage growth rate	Increase by 1% point	137,573	117,975
	Decrease by 1% point	(119,562)	(101,900)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Other financial liabilities:
Accounts payable	9,718,775	5,586,031
Accrued expenses	1,967,161	1,901,204
Borrowings from trust accounts	4,698,695	4,476,396
Agency business revenue	867,793	415,776
Foreign exchange payables	705,502	708,267
Domestic exchange payables	6,638,625	2,082,472
Other miscellaneous financial liabilities	2,130,113	1,795,256
Present value discount	(784)	(1,196)

Sub-total	26,725,880	16,964,206

Other liabilities:
Unearned income	172,899	171,649
Other miscellaneous liabilities	154,733	133,525

Sub-total	327,632	305,174

Total	27,053,512	17,269,380

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2016
		Assets		Liabilities
	Nominal Amount	Fair value Hedge	For trading	Fair value hedge	For trading
Interest rate:
Interest rate futures	1,332	—	—	—	—
Interest rate swaps	115,675,644	273,499	742,318	—	765,179
Long interest rate option	1,100,000	—	31,941	—	—
Short interest rate option	1,025,000	—	—	—	30,991
Currency:
Currency futures	550,858	—	—	—	—
Currency forward	59,462,814	—	1,125,308	—	1,073,106
Currency swaps	32,944,058	—	892,758	—	884,474
Long currency option	1,309,863	—	46,522	—	—
Short currency option	1,045,256	—	—	—	20,414
Stock:
Stock futures	277,355	—	—	—	—
Stock swaps	15,000	—	19	—	108
Long stock option	1,880,755	—	77,159	—	—
Short stock option	3,360,618	—	—	25,175	180,134
Others:
Other futures	566	—	—	—	—
Other swaps	21,593	—	4,446	—	3,709
Long other option	6,941	—	97	—	—
Short other option	91,999	—	—	—	945

Total	218,769,652	273,499	2,920,568	25,175	2,959,060

	December 31, 2015
		Assets		Liabilities
	Nominal Amount	Fair value hedge	For trading	For trading
Interest rate:
Interest rate swap	111,633,234	180,378	923,712	959,347
Long interest rate option	881,679	—	13,961	—
Short interest rate option	1,086,679	—	—	15,164
Currency:
Currency futures	423,877	—	—	—
Currency forward	56,298,910	—	759,838	475,646
Currency swaps	27,070,835	—	617,777	949,921
Long currency option	1,657,911	—	63,498	—
Short currency option	1,366,459	—	—	13,530
Stock:
Stock futures	169,785	—	—	—
Stock swaps	10,000	—	—	6
Long stock option	682,358	2,750	444	—
Short stock option	2,410,815	—	—	155,386
Others:
Other futures	1,100	—	—	—
Other forwards	125	—	—	39
Other swaps	78,882	—	5,363	4,781
Long other option	41,097	—	5,904	—
Short other option	142,259	—	—	7,007

Total	203,956,005	183,128	2,390,497	2,580,827

Derivatives held for trading purpose are classified as financial assets or liabilities at FVTPL and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position (see Notes 7 and 20).

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2016	2015
Losses from hedged items	(51,661)	(79,910)
Gains from hedging instruments	45,945	92,087

27.	DEFERRED DAY 1 PROFIT OR LOSS

Changes in details of deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2016	2015
Beginning balance	28,008	13,499
New transaction	1,337	24,055
Amounts recognized in profits or losses	(13,498)	(9,932)

Ending balance	15,847	27,622

In case some variables to measure fair values of financial instruments were not observable or available in the market, valuation techniques were utilized to evaluate such financial instruments. Those financial instruments were recorded at the fair value produced by the valuation techniques as at the time of acquisition, even though there were differences noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	September 30, 2016	December 31, 2015
Authorized shares of common stock	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	676,000,000 Shares	676,000,000 Shares
Capital stock	3,381,392 million Won	3,381,392 million Won

Due to the retirement of repurchased stocks of 278,371 shares occurred during the year ended December 31, 2015, the amount of capital stock differs from the nominal amount of issued stocks.

(2)	There is no change to be disclosed in numbers of issued shares of common stock for the nine months ended September 30, 2016 and 2015.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Capital in excess of par value	269,533	269,533
Other capital surplus	24,727	24,726

Total	294,260	294,259

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	September 30, 2016	December 31, 2015
Securities in local currency	2008.06.20	2038.06.20	7.7	255,000	255,000
	2011.11.22	2041.11.22	5.9	310,000	310,000
	2012.03.08	2042.03.08	5.8	190,000	190,000
	2013.04.25	2043.04.25	4.4	500,000	500,000
	2013.11.13	2043.11.13	5.7	200,000	200,000
	2014.12.12	2044.12.12	5.2	160,000	160,000
	2015.06.03	2045.06.03	4.4	240,000	240,000

Sub-total				1,855,000	1,855,000

Securities in foreign currencies	2007.05.02	2037.05.02	6.2	930,900	930,900
	2015.06.10	2045.06.10	5.0	559,650	559,650
	2016.09.27	2046.09.27	4.5	553,450	—

Sub-total				2,044,000	1,490,550

Issuance cost				(15,093)	(11,548)

Total				3,883,907	3,334,002

With respect to the hybrid securities issued, the contractual agreements allow the Group to indefinitely extend the maturity date and defer the payment of interest. In case the Group makes a resolution not to pay dividends on common stock, it is exonerated from interest payment on the hybrid securities.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Accumulated other comprehensive income:
Gain on valuation of AFS financial assets	426,339	374,685
Share of other comprehensive income of joint ventures and associates	3,109	6,074
Loss on foreign currencies translation of foreign operations	(145,464)	(70,789)
Remeasurement of the net defined benefit liability	(250,362)	(197,579)
Cash flow hedges	—	(10,371)

Sub-total	33,622	102,020

Treasury shares	(34,113)	(34,113)
Other capital adjustments	(1,615,210)	(1,615,210)

Total	(1,615,701)	(1,547,303)

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2016
	Beginning balance	Increase (decrease)(*)	Reclassification adjustments(*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	374,685	101,744	(43,234)	(6,856)	426,339
Share of other comprehensive income (loss) of joint ventures and associates	6,074	1,242	(3,906)	(301)	3,109
Gain (loss) on foreign currency translation of foreign operations	(70,789)	(98,679)	—	24,004	(145,464)
Remeasurement of the net defined benefit liability	(197,579)	(69,593)	—	16,810	(250,362)
Cash flow hedges	(10,371)	10,371	—	—	—

Total	102,020	(54,915)	(47,140)	33,657	33,622

	For the nine months ended September 30, 2015
	Beginning balance	Increase (decrease)(*)	Reclassification adjustments (*)	Income tax effect	Ending Balance
Gain (loss) on valuation of available-for-sale financial assets	300,994	104,298	(19,661)	(16,421)	369,210
Share of other comprehensive income (loss) of joint ventures and associates	2,779	7,087	—	(1,762)	8,104
Gain (loss) on foreign currency translation of foreign operations	(107,721)	62,070	—	(13,834)	(59,485)
Remeasurement of the net defined benefit liability	(119,375)	(68,614)	—	16,588	(171,401)
Cash flow hedges	(10,371)	—	—	—	(10,371)

Total	66,306	104,841	(19,661)	(15,429)	136,057

(*)	For the change in gain (loss) on valuation of AFS financial assets, increase or decrease represents change due to the valuation during the period, and “reclassification adjustments” explains disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		September 30, 2016	December 31, 2015
Legal reserve	Legal reserve	1,622,754	1,528,754
	Other legal reserve	44,633	43,132

	Sub-total	1,667,387	1,571,886

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,073,104	7,249,104
	Regulatory reserve for credit loss	2,255,252	1,756,142
	Revaluation reserve	753,908	760,366
	Other voluntary reserve	11,700	11,700

	Sub-total	10,337,364	10,020,712

Retained earnings before appropriation		2,509,463	2,133,524

	Total	14,514,214	13,726,122

i.	Legal reserve

In accordance with the Banking Act, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Group was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. But this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation is an Autonomous judgment matter of the Group since 2015.

v.	Additional reserve and other voluntary reserve

Additional reserve and other voluntary reserve were appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Group discloses such shortfall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be the recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2016	2015
Beginning balance	13,726,122	14,165,358
Net attributable to owners	1,105,915	840,150
Dividends on common stock	(168,317)	(504,952)
Dividends on hybrid securities	(149,506)	(134,517)
Appreciation of other capital surplus	—	(806,640)

Ending balance	14,514,214	13,559,399

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Group shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Beginning balance	2,255,252	1,756,142
Planned provision (reversal) of regulatory reserve for credit loss	(480)	499,110

Ending balance	2,254,772	2,255,252

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Net income	359,392	1,117,179	325,075	853,894
Provision (reversal) of regulatory reserve for credit loss	(13,306)	(480)	278,045	402,807
Adjusted net income after the provision of regulatory reserve	372,698	1,117,659	47,030	451,087
Adjusted EPS after the provision of regulatory reserve(Unit: Korean Won)	481	1,439	(9)	470

33.	DIVIDENDS

At the shareholders’ meeting on March 25, 2016, dividend payment for the year ended December 31, 2015 amounting to 168,317 million Won (250 Won per share) was approved. The Group paid it during the nine months ended September 30, 2016.

34.	NET INTEREST INCOME

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial assets at FVTPL	14,168	43,852	14,833	48,122
AFS financial assets	84,641	261,181	99,125	295,449
HTM financial assets	88,245	277,737	107,720	317,183
Loans and receivables:
Interest on due from banks	16,955	50,832	19,787	66,681
Interest on loans	1,895,734	5,739,685	1,904,618	5,777,876
Interest of other receivables	9,182	29,200	11,689	34,938

Sub-total	1,921,871	5,819,717	1,936,094	5,879,495

Total	2,108,925	6,402,487	2,157,772	6,540,249

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Interest on deposits due to customers	618,854	1,945,407	703,791	2,219,794
Interest on borrowings	51,616	161,748	51,807	160,632
Interest on debentures	154,735	464,792	172,738	545,959
Other interest expense	27,278	85,340	29,248	96,184

Total	852,483	2,657,287	957,584	3,022,569

35.	NET FEES AND COMMISSIONS INCOME

(1)	Fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Fees and commissions received (*)	163,273	496,737	167,720	508,277
Fees and commissions received for provision of guarantee	15,982	50,145	20,530	60,461
Fees and commissions received on project financing	4,434	17,923	7,479	12,137
Fees and commissions received on Credit card	246,363	699,283	219,190	617,480
Fees and commissions received on securities	20,515	53,998	18,258	51,563
Other fees and commissions received	31,435	70,746	11,336	49,827

Total	482,002	1,388,832	444,513	1,299,745

(*)	Fees and commissions received include agency commission, fee income from electronic finance, fee income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Fees paid	38,632	119,046	28,208	98,860
Credit card commission	201,206	557,657	168,945	453,544
Brokerage commission	97	531	63	338
Others	560	2,085	604	1,852

Total	240,495	679,319	197,820	554,594

36.	DIVIDEND INCOME

Dividend income recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Dividend from financial assets at FVTPL	90	841	69	914
Dividend from AFS financial assets	16,791	136,439	28,092	90,059

Total	16,881	137,280	28,161	90,973

37.	GAINS (LOSSES) ON FINANCIAL ASSETS AT FVTPL

(1)	Details of gains or losses related to financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gains (losses) on financial assets held for trading	(10,729)	370	15,307	54,019
Gains (losses) on financial instruments designated at FVTPL	(91,633)	(44,136)	106,300	97,622

Total	(102,362)	(43,766)	121,607	151,641

(2)	Gains (losses) on financial assets held for trading are as follows (Unit: Korean Won in millions):

			2016		2015
			Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial Assets at	Securities	Gain on valuation	166	17,180	5,424	13,674
FVTPL		Gain on disposals	3,786	21,772	5,425	26,396
		Loss on valuation	(1,813)	(5,164)	2,433	(7,578)
		Loss on disposals	(2,527)	(7,507)	(10,908)	(17,453)

		Sub-total	(388)	26,281	2,374	15,039

	Other financial assets	Gain on valuation	1,717	12,085	2,894	7,280
		Gain on disposals	707	2,248	126	326
		Loss on valuation	(2,102)	(12,487)	(2,776)	(7,220)
		Loss on disposals	(275)	(1,590)	(151)	(205)

		Sub-total	47	256	93	181

		Total	(341)	26,537	2,467	15,220

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	220,952	1,059,261	375,958	950,824
		Loss on transactions and valuation	(187,315)	(1,084,307)	(404,105)	(997,236)

		Sub-total	33,637	(25,046)	(28,147)	(46,412)

	Currencies derivatives	Gain on transactions and valuation	2,554,939	5,300,990	2,439,638	3,930,473
		Loss on transactions and valuation	(2,688,639)	(5,320,934)	(2,283,811)	(3,736,594)

		Sub-total	(133,700)	(19,944)	155,827	193,879

	Equity derivatives	Gain on transactions and valuation	109,869	180,014	37,978	63,269
		Loss on transactions and valuation	(19,766)	(156,588)	(152,436)	(170,865)

		Sub-total	90,103	23,426	(114,458)	(107,596)

	Other derivatives	Gain on transactions and valuation	11,522	30,166	17,257	41,899
		Loss on transactions and valuation	(11,950)	(34,769)	(17,639)	(42,971)

		Sub-total	(428)	(4,603)	(382)	(1,072)

		Total	(10,388)	(26,167)	12,840	38,799

	Total		(10,729)	370	15,307	54,019

(3)	Details of gains or losses on financial instruments designated at FVTPL are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain (loss) on equity-linked securities
Loss on disposals of equity-linked securities	(12,698)	(19,851)	(8,485)	(18,880)
Gain (loss) on valuation of equity-linked securities	(79,634)	(26,641)	114,739	115,848

Sub-total	(92,332)	(46,492)	106,254	96,968

Gain (loss) on other securities:
Loss on disposals of other securities	—	—	—	(62)
Gain (loss) on valuation of other securities	(35)	355	156	885

Sub-total	(35)	355	156	823

Gain (loss) on other financial instruments:
Gain (loss) on valuation of other financial instruments	734	2,001	(110)	(169)

Sub-total	734	2,001	(110)	(169)

Total	(91,633)	(44,136)	106,300	97,622

38.	GAINS (LOSSES) ON AFS FINANCIAL ASSETS

Gains (losses) on AFS financial are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gains on redemption of securities	—	611	18	1,060
Gains on transaction of securities	12,204	49,105	17,528	62,176
Impairment losses on securities	(8,315)	(16,944)	(37,437)	(107,882)

Total	3,889	32,772	(19,891)	(44,646)

39.	IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitment recognized due to credit loss are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Impairment losses due to credit loss	(218,210)	(722,768)	(220,405)	(1,010,225)
Reversal of provision on (provision provided for) guarantee	(11,635)	64,019	(16,227)	83,784
Reversal of provision on (provision provided for) loan commitment	(10,254)	(12,094)	1,998	750

Total	(240,099)	(670,843)	(234,634)	(925,691)

40.	OTHER NET OPERATING INCOMES (EXPENSES)

(1)	Administrative expenses recognized are as follows (Unit: Korean Won in millions)

			2016		2015
			Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Employee benefits	Short term employee benefits	Salaries	319,946	954,288	314,087	923,825
		Employee benefits	97,737	281,718	93,242	276,016
		Retirement benefit service costs	39,538	117,372	33,872	101,487
		Termination	359	93,150	474	64,178

		Sub-Total	457,580	1,446,528	441,675	1,365,506

Depreciation and amortization			58,697	188,288	57,894	178,588
Other administ-rative expenses		Rent	77,103	233,016	78,554	218,558
		Taxes and dues	23,612	86,297	22,016	83,599
		Service charges	59,196	174,809	57,521	166,822
		Computer and IT related	17,695	59,511	24,692	70,283
		Telephone and communication	15,708	45,697	14,841	43,957
		Operating promotion	11,755	33,752	11,173	32,595
		Advertising	12,680	46,959	8,887	30,606
		Printing	2,041	7,054	2,330	7,883
		Traveling	2,690	7,723	2,130	6,902
		Supplies	1,507	4,649	1,624	4,898
		Insurance premium	2,001	5,600	1,856	5,384
		Reimbursement	5,528	14,564	6,820	14,548
		Maintenance	3,928	11,397	3,755	10,819
		Water, light, and heating	4,123	11,563	4,119	11,981
		Vehicle maintenance	2,526	7,219	2,711	7,632
		Others	8,860	27,156	7,345	25,093

		Sub-total	250,953	776,966	250,374	741,560

		Total	767,230	2,411,782	749,943	2,285,654

(2)	Other operating incomes recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gains on transaction of foreign exchange	942,888	3,578,188	1,014,184	2,484,281
Gains on disposal of loans and receivables	28,073	201,538	35,038	182,622
Gains on transactions of derivatives	(33,782)	77,723	82,132	108,091
Gains on fair value hedged items	12,489	30,602	(5,123)	19,952
Others (*)	35,001	94,926	80,151	140,014

Total	984,669	3,982,977	1,206,382	2,934,960

(*)	Other income includes such incomes amounting to 69,920 million Won and 125,775 million Won for the nine months ended September 30, 2016 and 2015, respectively, that the Group recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Losses on transaction of foreign exchange	803,365	3,395,558	1,126,125	2,529,751
KDIC deposit insurance fees	75,451	219,952	66,604	196,845
Contribution to miscellaneous funds	71,656	222,599	87,638	256,152
Losses on disposal of loans and receivables	2,481	2,486	3,801	3,814
Losses related to derivatives	12,764	31,778	(5,733)	16,004
Losses on fair value hedged items	(36,437)	82,263	73,637	99,862
Others (*)	24,299	137,494	50,410	113,413

Total	953,579	4,092,130	1,402,482	3,215,841

(*)	Other expense includes such expenses amounting to 98,023 million Won and 38,394 million Won for the nine months ended September 30, 2016 and 2015, respectively, that the Group recognized for it is to carry out a payment to other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

41.	OTHER NON-OPERATING INCOMES (EXPENSES)

(1)	Details of gain or loss on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain on valuation	2,989	11,261	11,627	36,956
Loss on valuation	(12,836)	(28,107)	(23,476)	(46,485)
Impairment loss	3,472	(1,173)	5,765	(50,782)

Total	(6,375)	(18,019)	(6,084)	(60,311)

(2)	Other non-operating incomes and expenses recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Other non-operating incomes	26,915	88,884	24,444	252,355
Other non-operating expenses	(12,383)	(100,690)	(12,138)	(70,740)

Total	14,532	(11,806)	12,306	181,615

(3)	Other non-operating incomes recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Rental fee income	1,460	5,193	1,741	6,251
Gains on disposal of investments in joint ventures and associates	51	1,250	8,430	60,896
Gains on disposal of premises and equipment, intangible assets and other assets	1,178	1,525	23	6,790
Reversal of impairment loss of premises and equipment, intangible assets and other assets	1,126	3,711	10	373
Others(*)	23,100	77,205	14,240	178,045

Total	26,915	88,884	24,444	252,355

(*)	Other income includes such incomes amounting to 132,784 million Won for the nine months ended September 30, 2015 that the Group received in accordance with the final irrevocable judgment for the payment of commitment (Note 44).

(4)	Other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Depreciation on investment properties	979	2,839	951	2,899
Interest expense of rent leasehold deposits	121	375	152	545
Losses on disposal of investment in joint ventures and associates	—	15,060	10	10
Losses on disposal of premises and equipment, intangible assets and other assets	724	6,611	430	1,812
Impairment losses of premises and equipment, intangible assets and other assets	1,060	1,403	178	493
Donation	2,405	36,322	3,263	32,206
Others	7,094	38,080	7,154	32,775

Total	12,383	100,690	12,138	70,740

42.	INCOME TAX EXPENSE

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2016	2015
Current tax expense
Current tax expense in respect of the current period	164,644	128,631
Adjustments recognized in the current period in relation to the current tax of prior periods	(22,132)	(28,018)

Sub-total	142,512	100,613

Deferred tax expense
Deferred tax expense relating to the origination and reversal of temporary differences	65,965	152,155
Deferred tax charged directly to equity	33,740	(16,785)

Sub-total	99,705	135,370

Income tax expense	242,217	235,983

(2)	Income tax expense can be reconciled to net income before income tax expense as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2016	2015
Net income before income tax expense	1,359,396	1,089,877
Tax calculated at statutory tax rate (*)	328,512	263,288
Adjustments
Effect of income that is exempt from taxation	(59,093)	(39,351)
Effect of expense not deductible in determining taxable profit	10,761	25,409
Adjustments recognized in the current period in relation to the current tax of prior periods	(22,132)	(28,018)
Others	(15,831)	14,655

Sub-total	(86,295)	(27,305)

Income tax expense	242,217	235,983

Effective tax rate	17.8%	21.7%

(*)	Applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for from 200 million Won to 20 billion Won, 3) 24.2% for above 20 billion Won.

(3)	Deferred tax charged direct to equity is as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Loss on valuation of AFS financial assets	(119,152)	(112,495)
Share of other comprehensive income of joint ventures and associates	(688)	(387)
Foreign currency translation of foreign operations	46,810	22,923
Remeasurements of the net defined benefit liability	79,385	62,575

Total	6,355	(27,384)

43.	EARNINGS PER SHARE (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS and number of shares):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Net income attributable to common shareholders	355,649	1,105,915	323,293	840,150
Dividends on hybrid securities	(49,270)	(149,506)	(52,820)	(134,517)
Net income attributable to common shareholders	306,379	956,409	270,473	705,633
Weighted average number of common shares outstanding	673	673	673	673
Basic earnings per share	455	1,421	402	1,048

Diluted EPS equals to basic EPS for there is no dilution effect for the nine months ended September 30, 2016 and 2015.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follow (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Confirmed guarantees
Guarantee for loans	84,931	108,176
Acceptances	541,344	618,365
Letters of guarantees	99,476	100,084
Other confirmed guarantees	7,162,594	8,242,622

Total	7,888,345	9,069,247

Unconfirmed guarantees
Local letter of credit	355,535	422,812
Letter of credit	3,348,651	4,258,672
Other unconfirmed guarantees	905,209	1,949,571

Total	4,609,395	6,631,055

CP purchase commitments and others	1,420,731	1,615,141

(2)	Details of loan commitments and others are as follow (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Loan commitments	80,635,846	88,211,580
Other commitments	4,865,304	5,371,320

(3)	Litigation case

1)	The Group had filed and faced lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	September 30, 2016		December 31, 2015
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	87 cases	203 cases	130 cases	269 cases
Amount of litigation	320,820	234,700	350,899	190,219
Allowance for litigations		4,411		4,872

2)	As of September 30, 2016, the Group (Woori Bank), along with other 13 financial institutions including Seoul Guarantee Insurance, has filed a lawsuit against Samsung Group and its associates as defendant in respect of the claim of return of guaranteed fund which was related to the filing of court administration of Renault Samsung Motors. With respect to the lawsuit, on January 29, 2015, the supreme court of Korea made final judgment that the plaintiff should pay the guaranteed fund to the Group and other financial institutions. The Group recognized 132,784 million Won, as gain for the year ended December 31, 2015, in accordance with K-IFRS 1037 Provisions, Contingent liabilities and Contingent assets.

(4)	Others

The Group operates Korean Won currency settlement service as for commercial trade settlements between Korea and Iran. In accordance with the submission request of information from U.S. prosecutors (U.S. Federal Prosecutors and Prosecutors of the New York State), the Group is currently performing its own internal investigation to confirm if the Group is meeting the requirements on sanction of U.S. Government in respect of its service operation. As of September 30, 2016, the Group believes that it cannot make reasonable estimation due to possible results from such investigation.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Group and assets and liabilities recognized and major transactions with related parties during the current and prior period are as follows:

(1)	The related parties of the Group as of September 30, 2016 are as follows:

Related parties
Controlling party (Government related entity)	KDIC

Joint ventures	Woori Renaissance Holdings

Associates

Kumho Tires Co., Inc., Woori Blackstone Korea Opportunity No.1 Private Equity Fund, Korea Woori Service Networks Co., Ltd., Credit Bureau Co., Ltd.,

Korea Finance Security Co., Ltd., Chin Hung International Inc.,

Poonglim Industrial Co., Ltd., STX Engine Co., Ltd., Samho International Co., Ltd., Force TEC Co., Ltd.,

STX Corporation, Osung LST Co., Ltd., Woori Columbus 1st Private Equity Fund, Others(Dongwoo C & C Co., Ltd. and other 13 associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	September 30, 2016	December 31, 2015
Controlling party (Government related entity)	KDIC	Loans	4	30
		Other assets	270,055	510,193
		Deposits	1,448,649	930,231
		Other liabilities	11,323	9,812

Joint ventures	Woori Renaissance Holdings	Other assets	—	2,416

Associates	Kumho Tires Co., Ltd.	Loans	355,389	280,333
		Allowance for credit loss	(700)	(553)
		Deposits	30,150	67,815
		Other liabilities	64	116

	Woori Blackstone Korea Opportunity No.1 Private Equity Fund	Other assets Other liabilities	61 934	175 934

	Woori Service Networks Co., Ltd.	Loans	24	27
		Deposits	2,148	3,821
		Other liabilities	381	381

	Korea Credit Bureau Co., Ltd.	Loans	1	7
		Deposits	8,016	9,038
		Other liabilities	89	54

	Korea Finance Security Co., Ltd.	Loans	60	51
		Deposits	1,386	1,468
		Other liabilities	4	7

	United PF 1st Corporate Financial Stability (*1)	Deposits	—	20

	Chin Hung International Inc.	Loans	4,229	5,499
		Allowance for credit loss	(3,804)	(4,768)
		Deposits	9,588	1,378
		Other liabilities	368	223

	Poonglim Industrial Co., Ltd.	Loans	—	1,557
		Allowance for credit loss	—	(1,557)
		Deposits	1,940	7,906
		Other liabilities	—	5

	STX Engine Co., Ltd.	Loans	108,706	120,706
		Allowance for credit loss	(62,170)	(25,665)
		Deposits	16,679	5,167
		Other liabilities	6,282	608

	Samho International Co., Ltd.	Loans	38,213	43,484
		Allowance for credit loss	(5,338)	(5,883)
		Deposits	78,690	96,281
		Other liabilities	998	990

	Force TEC Co., Ltd.	Loans	4	28,562
		Allowance for credit loss	(4)	(6,252)
		Deposits	—	355
		Other liabilities	—	1,207

	Hana Engineering & Construction Co., Ltd. (*2)	Loans	—	71
		Allowance for credit loss	—	(71)
		Deposits	—	38

Related party		A title of account	September 30, 2016	December 31, 2015
Associates	STX Corporation	Loans	126,623	151,829
		Allowance for credit loss	(80,795)	(19,186)
		Deposits	10,265	13,643
		Other liabilities	2,081	221

	Osung LST Co., Ltd.(*3)	Loans	—	5,639
		Allowance for credit loss	—	(338)
		Deposits	—	983
		Other liabilities	—	2

	Ilyang Construction Co., Ltd. (*2)	Loans	—	838
		Allowance for credit loss	—	(215)

	Woori Columbus 1st Private Equity Fund	Other assets	—	546
	Others (*4)	Loans	1,089	—

		Allowance for credit loss	(483)	—
		Other assets	15	—
		Deposits	3,645	—
		Other liabilities	59	—

(*1)	As the Group lost significant influence over United PF 1st Corporate Financial Stability during nine months ended September 30, 2016, it was excluded from the related parties.
(*2)	As the Group sold shares of Hana Engineering & Construction Co., Ltd and Ilyang Construction Co., Ltd. during nine months ended September 30, 2016, they were excluded from the associates.
(*3)	Due to transfers to assets held for sale occurred during the nine months ended September 30, 2016, it was excluded from the investments in associates.
(*4)	There are Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Dongwoo C & C Co., Ltd., Heungjiwon Co., Ltd., Saman Corporation, Gachi Staff Co., Ltd., Deokwon Food Co., Ltd., QTS Shipping Co., Ltd., SJCO Co., Ltd. and Woori Growth Partnerships New Technology Private Equity Fund.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the nine months ended September 30
Related party		A title of account	2016	2015
Controlling party (Government related entity)	KDIC	Interest income	9,450	17,671
		Interest expenses	14,123	18,383
Associates	Kumho Tires Co., Ltd.	Interest income	1,941	2,004
		Fees income	6	5
		Interest expenses	53	171
		Impairment losses due to credit loss (reversal of allowance for credit loss)	147	(1,975)

	Woori Blackstone Korea Opportunity No.1 Private Equity Fund	Fees income	155	1,262

	Woori Service Networks Co., Ltd.	Other income	22	21
		Interest expenses	38	63
		Fees expenses	747	621
		Other expenses	165	192
		Impairment losses due to credit loss	—	2

	Korea Credit Bureau Co., Ltd.	Interest expenses	108	54
		Fees expenses	1,313	1,258

			For the nine months ended September 30
Related party		A title of account	2016	2015

Associates	Korea Finance Security Co., Ltd.	Interest expenses	7	30
		Fees expenses	82	69
		Impairment losses due to credit loss	—	3

	Chin Hung International Inc.	Interest income	190	734
		Fees income	1	1
		Interest expenses	20	29
		Reversal of allowance for credit loss	964	800

	Poonglim Industrial Co., Ltd.	Interest expenses	2	9
		Reversal of allowance for credit loss	1,557	284

	STX Engine Co., Ltd.	Interest income	1,013	1,022
		Fees income	20	27
		Interest expenses	65	35
		Impairment losses due to credit loss	36,505	37,203

	Samho International Co., Ltd.	Interest income	687	755
		Fees income	5	4
		Interest expenses	370	769
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(545)	338
	Force TEC Co., Ltd.	Interest income	153	187
		Reversal of allowance for credit loss	—	243

	STX Corporation	Interest income	803	1,364
		Fees income	52	89
		Interest expenses	5	5
		Impairment losses due to credit loss	61,609	2,069

	Osung LST Co., Ltd.	Interest income	170	169
		Interest expenses	1	15
		Reversal of allowance for credit loss	338	99

	Woori Columbus 1st Private Equity Fund	Fees income	308	409

	Others(*)	Interest expenses	12	—
		Impairment losses due to credit loss	277	—

(*)	There are Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Dongwoo C & C Co., Ltd. and The Base Enterprise Co., Ltd., Saman Corporation, Gachi Staff Co., Ltd., Deokwon Food Co., Ltd., QTS Shipping Co., Ltd. and Woori Growth Partnerships New Technology Private Equity Fund.

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
KDIC	1,500,496	1,500,470	Loan commitment
Kumho Tires Co., Inc.	8,764	11,623	Letter of credit
	47,783	143,756	Loan commitment
Woori Service Networks Co., Ltd.	176	173	Loan commitment
Korea Credit Bureau Co., Ltd.	34	28	Loan commitment
Korea Finance Security Co., Ltd.	200	209	Loan commitment
Chin Hung International Inc.	40,995	40,847	Loan commitment
STX Engine Co., Ltd.	43,129	74,135	Letter of credit
	48,782	13,019	Loan commitment
Samho International Co., Ltd.	35,347	28,976	Loan commitment
Force TEC Co., Ltd.	—	5,954	Loan commitment
STX corporation	28,411	23,235	Letter of credit and others
	81	9,131	Loan commitment

(*)	For the guarantee provided to the related parties, the Group recognized provisions for guarantees amounting to 32,660 million Won and 10,122 million Won, respectively, as of September 30, 2016 and December 31, 2015.

(5)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2016	2015
Short term benefits	6,878	4,374
Severance payments	423	176

Total	7,301	4,550

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 779 million Won and 4,293 million Won, respectively, and with respect to the assets, the Group has not recognized any allowance, nor provision.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Group are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	September 30, 2016	December 31, 2015	2016		2015
			Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Trust accounts	38,766,493	34,135,580	166,663	592,852	166,121	626,049

(2)	Receivables and payables from the transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Receivables
Trust fees receivables	31,586	18,704
Payables
Borrowings from trust accounts	3,850,574	3,794,847

(3)	Significant transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Revenue
Trust fees	23,558	56,835	13,513	37,073
Expense
Interest expenses on borrowings from trust accounts	9,553	34,873	14,090	46,529

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts.

1)	The carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Principal guaranteed trusts
Old-age pension trusts	4,940	5,235
Personal pension trusts	518,956	523,544
Pension trusts	718,924	681,868
Retirement trusts	54,853	64,921
New personal pension trusts	8,552	8,540
New old-age pension trusts	3,101	3,376

Sub-total	1,309,326	1,287,484

Principal and fixed rate of return guaranteed trusts
Development trusts	20	19
Unspecified money trusts	771	782

Sub-total	791	801

Total	1,310,117	1,288,285

2)	As of September 30, 2016 and December 31, 2015, the amounts that the Group has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	September 30, 2016	December 31, 2015
Liabilities for the account (subsidy for trust account adjustment)	22	26

47.	PROMOTING PRIVATIZATION PLAN

Pursuant to the privatization plan of Woori Finance Holdings Co., Ltd., which was decided at the Public Fund Oversight Committee (the “PFOC”) on June 26, 2013, the Group has disposed its subsidiaries. Kwangju Bank and Kyongnam Bank were demerged as of May 1, 2014, and from March 2014 to June 2014, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Savings Bank, Woori Asset Management, Woori Financial and Woori F&I were disposed in due order.

With respect to the privatization of Woori Bank, the Public Fund Oversight Committee (“PFOC”) announced the plan that comprised the merger between Woori Finance Holdings Co., Ltd (“Holding Company”) and Woori Bank and the disposal of controlling interests (30% of ownership) and non-controlling interests (26.97% of ownership), respectively, of Woori Bank after newly listing its shares on the stock exchange newly. Pursuant to the plan, the Bank merged with the Holding Company as of November 1, 2014, and completed its listing on Korea Stock Exchange on November 19, 2014.

On November 28, 2014, KDIC commenced the bidding procedure for the disposal of controlling interests and non-controlling interests of the Bank. Since only the bidding for the non-controlling interests was successful, KDIC’s ownership of the Bank decreased from 56.97% to 51.04%. By the way, as the retirement of treasury stocks on October 2015, KDIC’s ownership of the Bank changed to 51.06% as of September 30, 2016

On July 21, 2015, the PFOC, a deliberative body in charge of privatizing Woori Bank, held a meeting to discuss means to promote the privatization plan, and announced a plan to take a two-track approach to sell the stake. To maximize the retrieval of public fund initially invested, promotion of privatization schedule and development of financial industry, the PFOC is considering a new approach of selling parts out of the government’s stake to multiple buyers in smaller portions, as well as its previous plan of selling the controlling stake to a single buyer. The government has a strong commitment in carrying forward the sale of Woori Bank and will continue to make utmost effort to privatize Woori Bank as early as possible. The specifics of the plan will be discussed with PFOC in the future.

In addition, Financial Services Commission (“FSC”) announced the amendment on normalization of business MOU, which aimed to promote improvement of corporate value through enhancing managerial autonomy of the Group on October 2, 2015, and subsequent to the announcement, revised the Enforcement Decree of the Special Act on the Management of Public Funds on March 29, 2016. FSC and KDIC intend to take every possible measure to privatize Woori Bank.

Also, the Public Fund Management Committee (“PFMC”) announced the latest sale-plan that aims to sell off about 30 percent out of a 51.06 percent stake in the bank held by KDIC to multiple investors splitting the shares into 4 to 8 percent chunks on August 22, 2016. Pursuant to the plan, the KDIC commenced the bidding procedure for the disposal on August 24, 2016 by putting up a public notice of sale, and received letters of intent from 18 potential bidders by September 23, 2016. The PFMC has closed the bidding on November 11, 2016, subsequently announced seven chosen buyers to acquire a total of 29.7 percent stake in Woori Bank on November 13 and plans to wrap up the sale process by the end of this year.

48.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

(1)	Since December 30, 2000, the Bank and the KDIC have entered into an agreement to implement management plans. Under the agreements, the Bank is obligated to improve its respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative ratio, non-performing loan rate. If the Bank fails to make improvements, the KDIC can enforce the Bank to increase or decrease its capital, pursue mergers, transfer of loans and deposits, or close or sell parts of its business operations.

(2)	In addition, on July 2, 2001, in order to establish efficient integrated structure of the Bank, the Bank and the KDIC have entered into an agreement to implement management plans, which incorporate establishment of corporate governance and business management system, improvement of short-term operational performance, strengthening the Bank’s competitiveness and pursuance of privatization plan, meeting the financial ratio objectives, and penalties in case the Bank not meeting such management plans.